UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA

MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA

MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2017 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Fourth quarter 2017 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 1, 2018

Item 1

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“BSMX”), in its capacity successor to Grupo Financiero Santander México, S.A.B. de C.V. (“Sanmex”), presents, for informational purposes only, the internal financial statements of Sanmex for the three months and twelve months ended December 31, 2017 in order to maintain continuity in the disclosure of financial information for Sanmex.

The above-mentioned financial statements of Sanmex are in addition to the internal financial statements of BSMX for the three months and twelve months ended December 31, 2017, which financial statements are also published as of the date hereof.

1

Santander

4Q. 2017
Earnings Release

Santander

BSMX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 4Q17 Consolidated Results

III.	Analysis of 4Q17 Consolidated Results

IV.	Relevant Events & Relevant Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	4Q17 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

2

Grupo Financiero Santander México Reports Fourth Quarter 2017 Net Income of Ps.4,515 Million

- Maintaining focus on profitable growth and strategy execution.

- Net income growth was mainly driven by net interest income.

- Loan growth underpinned by increases in mid-market, SMEs and consumer segments.

- Improve in deposits structure.

- Sound asset quality.

Mexico City – January 31st, 2018, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as successor of Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX; BMV: BSMX before SANMEX), (“Santander México”), today announced financial results for the three-month and twelve-month periods ending December 31st, 2017.

Santander México reported net income for 4Q17 of Ps.4,515 million, representing a YoY decrease of 0.6% and a QoQ increase of 11.0%. On a cumulative basis, net income for 12M17 reached Ps.17,710 million, representing a 12.7% YoY increase.

HIGHLIGHTS
Results (Million pesos)	4Q17	3Q17	4Q16	% QoQ	% YoY	12M17	12M16	% YoY
Net interest income	13,871	14,264	12,950	(2.8)	7.1	55,116	48,878	12.8
Fee and commission, net	4,109	4,035	3,917	1.8	4.9	16,171	15,247	6.1
Core revenues	17,980	18,299	16,867	(1.7)	6.6	71,287	64,125	11.2
Provisions for loan losses	5,431	5,603	4,768	(3.1)	13.9	21,409	18,877	13.4
Administrative and promotional expenses	8,402	8,039	7,283	4.5	15.4	31,873	28,235	12.9
Net income	4,515	4,066	4,542	11.0	(0.6)	17,710	15,715	12.7
Net income per share[1]	0.67	0.60	0.67	11.7	0.0	2.61	2.32	12.5

Balance Sheet Data (Million pesos)	4Q17	3Q17	4Q16	% QoQ	% YoY	12M17	12M16	% YoY
Total assets	1,324,175	1,235,717	1,374,079	7.2	(3.6)	1,324,175	1,374,079	(3.6)
Total loans	617,871	613,262	591,428	0.8	4.5	617,871	591,428	4.5
Deposits	647,670	626,376	593,485	3.4	9.1	647,670	593,485	9.1
Shareholders´ equity	116,850	119,420	109,338	(2.2)	6.9	116,850	109,338	6.9

Key Ratios (%)	4Q17	3Q17	4Q16	bps QoQ	bps YoY	12M17	12M16	bps YoY
Net interest margin	5.34%	5.81%	5.12%	(47)	22	5.43%	4.97%	46
Net loans to deposits ratio	92.30%	94.64%	96.30%	(234)	(400)	92.30%	96.30%	(400)
ROAE	15.97%	14.22%	16.30%	175	(33)	15.66%	14.10%	156
ROAA	1.34%	1.25%	1.42%	9	(8)	1.31%	1.23%	8
Efficiency ratio	44.06%	42.69%	40.37%	137	369	42.27%	41.68%	59
Capital ratio	15.73%	16.19%	15.74%	(46)	(1)	15.73%	15.74%	(1)
NPLs ratio	2.54%	2.26%	2.48%	28	6	2.54%	2.48%	6
Cost of Risk	3.59%	3.72%	3.35%	(13)	24	3.54%	3.31%	23
Coverage ratio	127.94%	147.41%	135.61%	(1,947)	(767)	127.94%	135.61%	(767)

Operating Data	4Q17	3Q17	4Q16	% QoQ	% YoY	12M17	12M16	% YoY
Branches	1,224	1,224	1,226	0.0	(0.2)	1,224	1,226	(0.2)
Branches and offices[2]	1,401	1,401	1,389	0.0	0.9	1,401	1,389	0.9
ATMs	7,323	7,193	6,825	1.8	7.3	7,323	6,825	7.3
Customers	15,446,306	15,017,610	13,553,013	2.9	14.0	15,446,306	13,553,013	14.0
Employees	17,826	17,528	16,976	1.7	5.0	17,826	16,976	5.0

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select), SMEs business centers and brokerage house offices.

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Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented: “One year into our three-year investment plan, we are proud of the foundation we have built to become a client-centric bank, placing customers at the center of all we do. While initiatives to streamline our processes and enhance digital capabilities will impact near-term results, we are confident that we are taking the right steps to optimally position our business for the future.

In particular, we are addressing our relatively lower retail business exposure, making important headway in reducing attrition and attracting new customers. At the same time, we are mindful that loyal customers are key to profitability, and are ensuring that they remain satisfied.

Our investment in digitalization and mobile banking is underpinning operational innovation and business transformation at Santander Mexico. These initiatives helped us achieve over 25% growth in loyal customers to over 2 million, almost doubling net new customers over the year. Similarly, digital customers grew by 45% and mobile customers by 67% year-on-year. While our focus on margins will enable us to drive higher profitability in coming years, this is resulting in higher expenses and muting profits in the short term.

In consumer loans we continue to see good traction, while expanding selectively in corporate and government loans as we prioritize margins over market share. Similarly, our client-centric focus on individuals and SMEs along with strong dynamics for Santander Plus are supporting ongoing deposit growth. Importantly, we maintain healthy asset quality, while keeping stringent standards for loan origination, and recently completed the clean-up of our homebuilder portfolio.

We are confident of our strategy to build a stronger, more profitable franchise despite the challenging environment and are pleased with the progress of our initiatives as we execute our investment plan. We remain focused on strengthening our position in retail banking, and realizing the potential of our corporate and investment bank. As such, we look to the coming year with cautious optimism and confidence in our execution.

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SUMMARY OF FOURTH QUARTER 2017 CONSOLIDATED RESULTS

Loan portfolio

Santander México’s total loan portfolio as of 4Q17 increased YoY by 4.5% or Ps.26,443 million, to Ps.617,871 million, and 0.8% or Ps.4,609 million, on a sequential basis.

In 4Q17, Santander México achieved solid performance in high-margin loans, despite total loan growth deceleration, reflecting the combination of Santander México´s emphasis on profitability along with intense competition in some markets. Consumer, SMEs and middle-market loan growth remained healthy, supported by a continuous resilient domestic demand and commercial initiatives, despite increased competition. Meanwhile, corporate and government loan growth continued to contract as we maintained a strong focus on profitability.

Deposits

In 4Q17, deposits increased 9.1% YoY and 3.4% sequentially, representing 84.3% of Santander México’s total funding[1]. The Company maintains its focus on driving its mix towards deposits, with a heightened focus on individual demand deposits.

The net loan to deposit ratio stood at 92.30% in 4Q17, which compares with 96.30% in 4Q16 and 94.64% in 3Q17, providing Santander México with a comfortable funding position to leverage future growth opportunities.

In 4Q17, demand deposits represented 67.1% of total deposits compared with 68.6% in 4Q16 and grew 6.8% YoY and 0.9% sequentially. Term deposits, in turn, increased 14.3% YoY and 8.8% QoQ driven by the higher interest rate environment.

1 Total funding includes: Deposits, credit instruments issued, bank and other loans and subordinated credit notes.

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Net income

Santander México reported net income for 4Q17 of Ps.4,515 million, representing a 0.6% YoY decrease and an 11.0% QoQ increase. On a cumulative basis, net income for 12M17 reached Ps.17,710 million, representing a 12.7% YoY increase.

Net income statement
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Net interest income	13,871	14,264	12,950	(2.8)	7.1	55,116	48,878	12.8
Provisions for loan losses	(5,431)	(5,603)	(4,768)	(3.1)	13.9	(21,409)	(18,877)	13.4
Net interest income after provisions for loan losses	8,440	8,661	8,182	(2.6)	3.2	33,707	30,001	12.4
Commission and fee income, net	4,109	4,035	3,917	1.8	4.9	16,171	15,247	6.1
Net gain (loss) on financial assets and liabilities	652	300	1,109	117.3	(41.2)	3,081	3,127	(1.5)
Other operating income	436	233	66	87.1	560.6	1,030	484	112.8
Administrative and promotional expenses	(8,402)	(8,039)	(7,283)	4.5	15.4	(31,873)	(28,235)	12.9
Operating income	5,235	5,190	5,991	0.9	(12.6)	22,116	20,624	7.2
Income taxes (net)	(720)	(1,124)	(1,450)	(35.9)	(50.3)	(4,406)	(4,909)	(10.2)
Income from continuing operations	4,515	4,066	4,541	11.0	(0.6)	17,710	15,715	12.7
Non-controlling interest	0	0	1	0.0	(100.0)	0	0	0.0
Net income	4,515	4,066	4,542	11.0	(0.6)	17,710	15,715	12.7
Effective tax rate (%)	13.75	21.66	24.20			19.92	23.80

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4Q17 vs 4Q16

The 0.6% year-on-year decrease in net income was principally driven by:

i)	a 15.4% or Ps.1,119 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization and promotion and advertising expenses;

ii)	a 13.9% or Ps.663 million, increase in provisions for loan losses, mainly driven by additional provisions for two corporates that are being closely monitored. Additionally, there has been a shift in mix towards segments with higher cost of risk; and

iii)	a 41.2% or Ps.457 million, decrease in net gains on financial assets and liabilities, mainly resulting from higher FX and interest rate volatility.

The decrease to net income was partially offset by the following increases:

i)	a 7.1% or Ps.921 million, in net interest income, mainly reflecting focus on high-margin segments along with higher interest rates and progress on our strategic initiatives;

ii)	a 4.9% or Ps.192 million, in net commissions and fees, mainly resulting from debit and credit cards, purchase-sale of securities and money market transactions and collection services fees; and

iii)	a Ps.370 million, in other operating income, mainly resulting from lower provisions for tax and legal contingencies and cancellation of liabilities and reserves.

12M17 vs 12M16

Net income growth of 12.7% for 12M17, is mainly explained by the following increases:

i)	a 12.8% or Ps.6,238 million, in net interest income, mainly reflecting focus on high-margin segments along with higher interest rates and progress on our strategic initiatives;

ii)	a 6.1% or Ps.924 million, in net commissions and fees, mainly resulting from debit and credit cards, collection services, financial advisory services and purchase-sale of securities and money market transactions fees; and

iii)	an 112.8% or Ps.546 million, in other operating income, mainly resulting from lower provisions for tax and legal contingencies, lower write-offs and bankruptcies, higher recovery of previously written-off loans and cancellation of liabilities and reserves.

These contributions to net income were partially offset by:

i)	a 12.9% or Ps.3,638 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization, other expenses, contributions to bank savings protection system (IPAB) and technology services;

ii)	a 13.4% or Ps.2,532 million, increase in provisions for loan losses, mainly driven by additional provisions for two corporates and homebuilders. Additionally, there has been a shift in mix towards segments with higher cost of risk; and

iii)	an 1.5% or Ps.46 million, decrease in net gains on financial assets and liabilities.

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Gross operating income

Santander México’s gross operating income for 4Q17 totaled Ps.18,632 million, representing increases of 3.6% YoY and a 0.2% QoQ, reflecting strong performance in core revenues, partly offset by a decline in net gains on financial assets and liabilities. Gross operating income for 12M17 amounted to Ps.74,368 million, increasing 10.6% from 12M16.

Gross operating income is broken down as follows:

Breakdown gross operating income (%)
				Variation bps				Variation bps
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Net Interest Income	74.45	76.69	72.04	(224)	241	74.11	72.68	143
Net Commissions and Fees	22.05	21.69	21.79	36	26	21.74	22.67	(93)
Net Gains on Financial Assets and Liabilities	3.50	1.62	6.17	188	(267)	4.15	4.65	(50)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00
*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q17 down by 33 basis points to 15.97% from 16.30% reported in 4Q16 and improved 175 basis points from 14.22% in 3Q17. ROAE for 12M17 improved 156 basis points to 15.66% from 14.10% in 12M16.

8

Strategic initiatives

In December 2016, Santander Mexico announced plans to invest $15 billion pesos between 2017 and 2019, additional to recurring investments and initiatives, to support its goal of becoming clients primary bank and Mexico’s market leader in sustainable, profitable growth.

Investments are being targeted to three key initiatives:

➢	Transformation of its distribution network and investment in infrastructure including next generation technology.

▪	Improve our technological platforms and infrastructure, such as our digital “Spotlight” factory that develops digital solutions - the improvement and digitalization of products and processes to benefit customers and collaborators. The goal is to quickly deliver the best quality products that impact the business: to reduce costs, increase our client base, retain customers and boost efficiency, among other initiatives.

▪	Extending our footprint of full-function ATMs and the ongoing strengthening of CRM capabilities.

▪	57 branches have been renovated within the new SmartRed concept. These branches will promote the use of digital and self-service channels. In addition, during 4Q17, Santander México opened a unique bank branch within the Anáhuac México University. This branch is an integration between an educational institution and a financial institution. Among the innovation that this new branch model incorporates are specific areas where entrepreneurs can make their products, services and networking; and a workspace for students and teachers. This branch also has ATMs to make deposits and pay for services.

▪	We continue to strengthen our processes after the launch of SME On-boarding, supported by the Digital Transformation Project.

▪	In addition, we launched the new app “Campus pay”. This is an app to be used by students from the main universities in Mexico for payment, aiming to promote financial inclusion and reduce the use of cash.

▪	In order to reinforce the digital strategy of the bank, “Super Wallet” was updated, a new mobile app that enables customers to centrally manage their credit and debit cards. In addition, we launched Santander Connect, a unique service model in Mexico developed for Select customers, with the main characteristic of being 100% remote.

▪	During the quarter, we launched “Super Digital” the first 100% digital opening account offered by Santander México for the open market from any mobile device.

➢	On the retail front, initiatives aim to boost customer acquisition, cross-selling and loyalty.

▪	The benefits for Santander Plus customers have been extended with initiatives related to credit loans, insurance and commercial alliances with retail companies, to attract and increase client loyalty, reflecting our strategy to become the main bank of our clients. This is in addition to the launch of the Santander-Aeroméxico co-branded card, and the Select Me program.

9

-	Santander Plus continues to perform well. Over 3.0 million customers have registered for this program, of which 52% are new customers.

-	The Santander-Aeroméxico co-branded card has also been very successful. Of over 822,000 cardholders, around 39% are new customers.

-	The "Select Me Program” seeks to promote women's empowerment, including solutions that facilitate their day-to-day and professional development. Currently there are more than 6,000 affiliated customers in this program.

▪	Separately, in the commercial business, Santander Mexico continued to consolidate its leading positions in key markets, such as SMEs and Middle-market. In Corporate and investment banking the objective is to become a top 3 player.

➢	The value proposition is complemented by new businesses, such as auto financing, distribution of third-party insurance products to mid-market clients, as well as operating leasing in response to customer demand. Finally, our new financial inclusion program, TUIIO, is progressing well following its launch. TUIIO has its own operating model, infrastructure and brand, that will leverage technology to support the needs of Mexico's low-income segment aiming to generate measurable social impact on its customers.

Customers
Thousands of customers				% Variation
	Dec17	Sep17	Dec16	QoQ	YoY
Loyal Customers[1]	2,031	1,906	1,623	6.6	25.2
Digital Customers[2]	1,986	1,821	1,370	9.0	45.0
Santander Plus	3,081	2,552	568	20.7	178.3
Santander - Aeroméxico	822	747	432	10.0	90.1

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

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ANALYSIS OF FOURTH QUARTER 2017 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows a solid performance in high-margin loans and a strong focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY
Commercial	380,515	378,782	362,527	0.5	5.0
Middle- market	159,096	154,630	144,290	2.9	10.3
Corporates	83,831	85,954	80,788	(2.5)	3.8
SME´s	71,752	70,297	67,640	2.1	6.1
Government & Financial Entities	65,836	67,901	69,809	(3.0)	(5.7)

Individuals	237,356	234,480	228,901	1.2	3.7
Consumer	106,864	105,596	100,065	1.2	6.8
Credit Cards	54,372	53,220	51,537	2.2	5.5
Other Consumer	52,492	52,376	48,528	0.2	8.2
Mortgages	130,492	128,884	128,836	1.2	1.3
Total	617,871	613,262	591,428	0.8	4.5

The total loan portfolio rose by 4.5% or Ps.26.443 million, YoY to Ps.617,871 million in 4Q17. On a sequential basis, the total loan portfolio increased 0.8% or Ps.4,609 million.

In 4Q17, Santander México’s loan portfolio continue to grow selectively in corporate, government and financial entities loans, which represent 24.2% of our loan book, prioritizing margins over market share gains. Sequentially, corporate loans decreased by 2.5% and government and financial entities by 3.0%.

Consumer and credit card loans, as well as loans to SMEs and mid-market remained healthy supported by resilient demand and commercial initiatives, despite increased competition.

Finally, mortgage loan growth continued to decelerate, increasing 1.3% YoY and 1.2% sequentially, mainly affected by the run-off of the acquired portfolios which today represents around 9.0% of total mortgages, excluding this effect the organic growth of our mortgage portfolio would have been 4.8%.

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Loan portfolio breakdown
Million pesos
	4Q17%		3Q17%		4Q16%
Performing loans
Commercial	375,177	60.7	374,587	61.1	357,229	60.4

Individuals	227,022	36.7	224,808	36.7	219,516	37.1
Consumer	102,070	16.5	101,077	16.5	96,082	16.2
Credit cards	51,729	8.4	50,714	8.3	49,364	8.3
Other consumer	50,341	8.1	50,363	8.2	46,718	7.9
Mortgages	124,952	20.2	123,731	20.2	123,434	20.9
Total performing loans	602,199	97.5	599,395	97.7	576,745	97.5

Non-performing loans
Commercial	5,338	0.9	4,195	0.7	5,298	0.9

Individuals	10,334	1.7	9,672	1.6	9,385	1.6
Consumer	4,794	0.8	4,519	0.7	3,983	0.7
Credit cards	2,643	0.4	2,506	0.4	2,173	0.4
Other consumer	2,151	0.3	2,013	0.3	1,810	0.3
Mortgages	5,540	0.9	5,153	0.8	5,402	0.9
Total non-performing loans	15,672	2.5	13,867	2.3	14,683	2.5

Total loan portfolio
Commercial	380,515	61.6	378,782	61.8	362,527	61.3

Individuals	237,356	38.4	234,480	38.2	228,901	38.7
Consumer	106,864	17.3	105,596	17.2	100,065	16.9
Credit cards	54,372	8.8	53,220	8.7	51,537	8.7
Other consumer	52,492	8.5	52,376	8.5	48,528	8.2
Mortgages	130,492	21.1	128,884	21.0	128,836	21.8
Total loan portfolio	617,871	100.0	613,262	100.0	591,428	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.6% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 50.9% of the total loan portfolio.

As of 4Q17, commercial loans increased 5.0% YoY, as Santander México continues to focus on profitability and experiences higher competition. Mid-market loans and SMEs posted a 10.3% and 6.1% YoY growth, respectively, while corporate loans rose 3.8%. SME loan growth continues to reflect Santander México’s strategy of targeting mid-to large-sized SMEs maintaining a risk-return focus and have carried out refinancing campaigns with clients with a good credit rating. Finally, loans to government and financial entities decreased 5.7% YoY.

On a sequential basis, the commercial loan portfolio increased 0.5%, mainly reflecting an expansion in middle-market and SMEs. Loans to corporations and government decreased as we maintained our focus on profitability.

The Individual loan portfolio, comprised of mortgages, consumer and credit card loans, represented 38.4% of the total loan portfolio and increased 6.2% YoY, still showing resilient consumer demand and strong competition in these markets. Mortgage loans, credit card and consumer loans, represented 21.1%, 8.8% and 8.5% of the total loan portfolio, respectively.

Credit cards loans grew 5.5% YoY and 2.2% sequentially. The YoY growth is mainly supported by higher usage of our full suite of credit cards, also supported by higher billing as a result of the campaign “El buen

12

fin”, though it is not fully reflected in loan growth as a high number of customers continued to pay their balances in full during the quarter. The Santander-Aeroméxico co-branded card continues to perform well, contributing to volume growth.

Consumer loans increased 8.2% YoY and 0.2% QoQ, reflecting a 10.0% increase in payroll, as we gain traction in efforts to attract new payroll accounts, leveraging our strong franchise in corporate and middle-market and the Santander Plus program. Finally, mortgage growth continued to slow impacted by the run-off of acquired portfolios and increased by 1.3% YoY and 1.2% sequentially, excluding this effect the organic growth of our mortgage portfolio would have been 4.8% YoY.

Total Deposits

Total deposits at the end of 4Q17 amounted to Ps.647,670 million, representing increases of 9.1% YoY and 3.4% sequentially. Demand deposits reached Ps.434,337 million, increasing 6.8% YoY and 0.9% sequentially. Individual demand deposits increased 11.9%, while, total deposits continued to improve their mix. Term deposits reached Ps.213,333 million, up 14.3% YoY and 8.8% QoQ. Individual term deposits grew 37.6% benefiting from the improvement in interest rates.

Our initiatives focused on offering innovative products and a client centric approach for Individuals and SMEs are driving deposit growth and have resulted in increases of 19.3% and 12.6% in total deposits from individuals and SMEs, respectively.

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Net interest income

Net interest income
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Interest on funds available	858	686	478	25.1	79.5	2,854	1,633	74.8
Interest on margin accounts	254	250	203	1.6	25.1	1,113	572	94.6
Interest and yield on securities	4,751	4,541	3,510	4.6	35.4	18,371	13,633	34.8
Interest and yield on loan portfolio – excluding credit cards	15,395	15,117	12,933	1.8	19.0	58,179	46,912	24.0
Interest and yield on loan portfolio related to credit card transactions	3,209	3,199	3,057	0.3	5.0	12,508	11,090	12.8
Commissions collected on loan originations	179	227	236	(21.1)	(24.2)	883	821	7.6
Interest and premium on sale and repurchase agreements and securities loans	751	868	920	(13.5)	(18.4)	3,279	2,294	42.9
Interest income	25,397	24,888	21,337	2.0	19.0	97,187	76,955	26.3

Daily average interest earnings assets	1,038,260	981,828	1,012,339	5.7	2.6	1,014,924	982,984	3.2

Interest from customer deposits – demand deposits	(2,545)	(2,510)	(1,611)	1.4	58.0	(8,890)	(5,057)	75.8
Interest from customer deposits – time deposits	(3,019)	(2,632)	(1,864)	14.7	62.0	(10,378)	(5,800)	78.9
Interest from credit instruments issued	(702)	(704)	(600)	(0.3)	17.0	(2,727)	(2,111)	29.2
Interest on bank and other loans	(977)	(832)	(771)	17.4	26.7	(3,467)	(2,667)	30.0
Interest on subordinated capital notes	(447)	(511)	(418)	(12.5)	6.9	(1,787)	(1,670)	7.0
Interest and premium on sale and repurchase agreements and securities loans	(3,836)	(3,435)	(3,123)	11.7	22.8	(14,822)	(10,772)	37.6
Interest expense	(11,526)	(10,624)	(8,387)	8.5	37.4	(42,071)	(28,077)	49.8

Daily average interest-bearing liabilities	948,420	884,850	923,939	7.2	2.6	929,172	882,089	5.3

Net interest income	13,871	14,264	12,950	(2.8)	7.1	55,116	48,878	12.8

Net interest income in 4Q17 amounted to Ps.13,871 million, increased YoY by 7.1% or Ps.921 million, and decreased by 2.8% or Ps.393 million on a sequential basis.

The 7.1% YoY increase in net interest income resulted from the combined effect of:

i)	A 19.0% or Ps.4,060 million, increase in interest income, to Ps.25,397 million, explained by increases of Ps.25,921 million or 2.6%, in average interest-earning assets and 132 basis points in the average interest income rate; and

ii)	A 37.4% or Ps.3,139 million, increase in interest expense, to Ps.11,526 million, resulting from increases of Ps.24,481 million or 2.6%, in interest-bearing liabilities and a 121 basis points in the average interest rate paid.

14

Results for the quarter continued to show the benefit from the high interest rate scenario, along with a sharp focus on profitability.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 4Q17 stood at 5.34% which compares to 5.12% in 4Q16 and 5.81% in 3Q17 mainly reflecting higher interest rates and loan volume growth in high margin loans which more than offset increased interest rates paid on deposits and repurchase agreements.

Interest Income

Total average interest earning assets in 4Q17 amounted to Ps.1,038,260 million, increasing 2.6% or Ps.25,921 million YoY, mainly driven by a 2.5% or Ps.14,682 million growth in the average loan portfolio, 8.7% or Ps.22,627 million, in investment in securities and 61.4% or Ps.26,935 million in funds available. Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q16	1Q17	2Q17	3Q17	4Q17
Loans	59.0	57.2	56.5	60.4	58.9
Securities	25.8	26.3	29.3	27.1	27.3
Funds Available	4.3	6.3	6.9	4.9	6.8
Rep. Agreements	6.7	6.1	4.3	4.9	4.1
Margin accounts	4.2	4.1	3.0	2.7	2.9
Total	100.0	100.0	100.0	100.0	100.0

Santander México’s interest income consists mainly of interest from the loan portfolio, which in 4Q17 generated Ps.18,783 million and accounted for 74.0% of total interest income. The remaining interest income of Ps.6,614 million is broken down as follows: 18.6% from investment in securities portfolio, 3.0% from repurchase agreements, 3.4% from funds available and 1.0% from margin accounts.

Interest income for 4Q17 increased by 19.0% or Ps.4,060 million, to Ps.25,397 million, mainly reflecting higher interest income from the total loan portfolio and commissions on loan origination and investment in securities, which increased Ps.2,557 million or 15.8% and Ps.1,241 million or 35.4%, respectively.

15

The average interest yield on interest-earning assets in 4Q17 stood at 9.57%, increasing 132 basis points from 8.25% in 4Q16, mainly reflecting the high interest rate environment, along with a focus on high-margin segments and strong margin discipline.

Meanwhile, the average interest rate on the total loan portfolio stood at 11.90% increasing 142 basis points and was supported by volume growth in high margin portfolios. Finally, the average interest rate on the investment in securities portfolio stood at 6.56% increasing 130 basis points.

Interest income
Million pesos	4Q17			4Q16			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	70,774	858	4.74	43,839	478	4.27	61.4	79.5	48
Margin accounts	30,326	254	3.28	43,018	203	1.85	(29.5)	25.1	143
Investment in securities	283,560	4,751	6.56	260,933	3,510	5.26	8.7	35.4	129
Loan portfolio	611,667	18,604	11.90	596,985	15,990	10.48	2.5	16.4	142
Commissions collected on loan originations	0	179	n.a.	0	236	n.a.	n.a.	(24.2)	n.a.
Sale and repurchase agreements and securities loans	41,933	751	7.01	67,564	920	5.33	(37.9)	(18.4)	168
Interest income	1,038,260	25,397	9.57	1,012,339	21,337	8.25	2.6	19.0	132

As previously explained, the main contributor to interest income growth was the 15.8% or Ps.2,557 million, increase in interest income from our total loan portfolio and commissions on loan origination. This increase resulted from a Ps.14,682 million or 2.5%, rise in the average loan portfolio volume, and a 142 basis point increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial +1.7% or Ps.6,281 million, with a 9.21% interest yield which increased 198 bps.

▪	Credit Cards +5.5% or Ps.2,818 million, with a 23.23% interest yield which decreased 12 bps.

▪	Consumer +8.7% or Ps.4,194 million, with a 24.01% interest yield which increased 23 bps.

▪	Mortgages +1.1% or Ps.1,390 million, with a 10.13% interest yield which increased 37 bps.

Interest income from investment in securities, the second main contributor to interest income growth, grew 35.4% or Ps.1,241 million, which resulted from increases of Ps.22,627 million or 8.7%, in the average volume of investment in securities, together with a 130 basis point increase in the average interest rate.

16

Interest expense

Total average interest-bearing liabilities amounted to Ps.948,420 million, increasing 2.6% or Ps.24,481 million YoY, mainly driven by increases of Ps.32,797 million or 16.7%, in term deposits and Ps.28,248 million or 8.0%, in demand deposits, which were partly offset by decreases of Ps.17,147 million or 22.7%, in bank and other loans, Ps.15,083 million or 6.6%, in repurchase agreements and Ps.3,186 million or 6.7%, in credit instruments issued.

Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q16	1Q17	2Q17	3Q17	4Q17
Demand deposits	38.0	37.7	38.3	42.2	40.0
Sale and repurchase agreements and securities loans	24.6	24.1	26.2	21.7	22.3
Time deposits	21.3	23.1	21.3	22.5	24.2
Bank and other loans	8.2	7.3	6.8	6.0	6.2
Credit instruments issued	5.1	5.0	4.8	5.0	4.7
Subordinated capital notes	2.8	2.8	2.6	2.6	2.6
Total	100.0	100.0	100.0	100.0	100.0

Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q17 amounted to Ps.5,564 million and Ps.3,836 million, respectively; and accounted for 48.3% and 33.3% of interest expense. The remaining interest expense of Ps.2,126 million was paid as follows: 8.4% on bank and other loans, 6.1% on credit instruments issued and 3.9% on subordinated debentures.

Interest expense for 4Q17 increased 37.4% or Ps.3,139 million, to Ps.11,526 million, mainly driven by higher interest expense on term deposits, demand deposits and repurchase agreements.

The average interest rate on interest-bearing liabilities increased 121 basis points to 4.76% in 4Q17, mainly reflecting the increases to the benchmark interest rate, which directly affect the main sources of funding.

For 4Q17, the average interest rate on the main sources of funding increased as follows:

▪	144 basis points in term deposits, reaching an average interest rate paid of 5.15%;

▪	83 basis points in demand deposits, reaching an average interest rate paid of 2.62%; and

▪	170 basis points in repurchase agreements, reaching an average interest rate paid of 7.09%.

17

Interest expense
Million pesos	4Q17			4Q16			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	379,754	2,545	2.62	351,506	1,611	1.79	8.0	58.0	83
Time deposits	229,184	3,019	5.15	196,387	1,864	3.71	16.7	62.0	144
Credit instruments issued	44,483	702	6.18	47,669	600	4.93	(6.7)	17.0	125
Bank and other loans	58,497	977	6.54	75,644	771	3.99	(22.7)	26.7	255
Subordinated capital notes	24,673	447	7.09	25,821	418	6.33	(4.4)	6.9	75
Sale and repurchase agreements and securities loans	211,829	3,836	7.09	226,912	3,123	5.39	(6.6)	22.8	170
Interest expense	948,420	11,526	4.76	923,939	8,387	3.55	2.6	37.4	121

Increases in customer deposits continue to reflect our initiatives focused on offering innovative products and a client centric approach for individuals and SMEs. The average balance of demand deposits expanded 8.0%, while the high interest rate scenario continued to fuel demand for low-risk term instruments, contributing to a 16.7% rise in the average balance of term deposits. This volume growth, together with high interest rates resulted in increases of 62.0% and 58.0% in interest paid on term and demand deposits, respectively.

Finally, the 22.8% or Ps.713 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a Ps.15,083 million or 6.6%, decrease in the average balance, more than offset by a 170 bps increase in the average interest rate paid.

18

Provisions for loan losses & asset quality

During 4Q17, provisions for loan losses amounted to Ps.5,431 million, which represented a YoY increase of Ps.663 million or 13.9%, and a decrease of Ps.172 million or 3.1%, on a sequential basis.

The YoY increase in provisions was mainly driven by: (1) additional provisions for two corporates and homebuilders; (2) Higher provisions in the credit card and consumer segments; and (3) a shift in mix towards segments with risk.

Sequentially, loan loss reserves for the quarter benefited from payments by credit card customers who took advantage of the seasonal increase in liquidity, which contributed to the decline in cost of risk to 3.59% in 4Q17.

Loan loss reserves
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Commercial	1,791	1,651	1,293	8.5	38.6	6,749	5,364	25.8
Consumer	3,362	3,814	3,105	(11.9)	8.3	13,731	12,014	14.3
Mortgages	277	137	371	101.6	(25.2)	929	1,500	(38.1)
Total	5,431	5,603	4,768	(3.1)	13.9	21,409	18,877	13.4

Cost of risk (%)
				Variation (bps)				Variation (bps)
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Commercial	1.93	1.78	1.48	15	45	1.82	1.54	28
Consumer	13.00	14.84	12.95	(184)	5	13.27	12.53	74
Mortgages	0.86	0.43	1.19	43	(33)	0.72	1.20	(48)
Total	3.59	3.72	3.35	(13)	24	3.54	3.31	23

19

Non-performing loans at the end of 4Q17 increased YoY by Ps.989 million or 6.7%, to Ps.15,672 million, and QoQ by 13.0% or Ps.1,805 million.

On a YoY basis, increases of Ps.40 million or 0.8% in commercial loans, Ps.811 million or 20.4% in consumer loans (including credit cards) and Ps.138 million or 2.6% in mortgages.

On a sequential basis, Santander México reported an increase in non-performing loans of Ps.1,805 million or 13.0%, which resulted from increases in the non-performing loan portfolio of commercial, mortgages and consumer loans of Ps.1,143 million, Ps.387 million and Ps.275 million, respectively.

Commercial loans NPLs fell 6 basis points YoY as the year-ago quarter was still impacted by a portion of past due loans from homebuilders. Additionally, a portion of the homebuilders portfolio was sold in June 2017 and another portion was written-off during 3Q17 benefiting the NPL and coverage ratios of the commercial portfolio. This year we completed the clean-up of our homebuilder portfolio.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 34.1%, mortgage loans 35.3% and consumer loans (including credit cards) 30.6%.

Non-Performing loan ratio (%)
				Variation (bps)
	4Q17	3Q17	4Q16	QoQ	YoY
Commercial	1.40	1.11	1.46	29	(6)

Individuals
Consumer	4.49	4.28	3.98	21	51
Credit Card	4.86	4.71	4.22	15	64
Other consumer	4.10	3.84	3.73	26	37
Mortgages	4.25	4.00	4.19	25	6
Total	2.54	2.26	2.48	28	6

The abovementioned variations to non-performing loans led to an increase in the NPL ratio to 2.54% in 4Q17, increasing by 6 basis points from 2.48% in 4Q16 and 28 basis point than the 2.26% reported in 3Q17.

The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio for the quarter stood at 127.94%, decreased from 135.61% in 4Q16 and 147.41% in 3Q17.

20

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Commission and fee income
Debit and credit card	1,891	1,748	1,656	8.2	14.2	6,975	6,027	15.7
Account management	286	259	257	10.4	11.3	1,046	951	10.0
Collection services	618	631	579	(2.1)	6.7	2,568	2,334	10.0
Investment funds	402	394	437	2.0	(8.0)	1,592	1,646	(3.3)
Insurance	1,046	1,094	1,030	(4.4)	1.6	4,341	4,272	1.6
Purchase-sale of securities and money market transactions	367	255	268	43.9	36.9	1,209	1,031	17.3
Checks and others	63	64	68	(1.6)	(7.4)	252	253	(0.4)
Foreign trade	302	258	304	17.1	(0.7)	1,111	1,080	2.9
Financial advisory services	245	373	446	(34.3)	(45.1)	1,346	1,222	10.1
Others	417	280	298	48.9	39.9	1,264	1,142	10.7
Total	5,637	5,356	5,343	5.2	5.5	21,704	19,958	8.7

Commission and fee expense
Debit and credit card	(863)	(763)	(909)	13.1	(5.1)	(3,250)	(2,894)	12.3
Investment funds	(1)	0	0	0.0	0.0	(2)	(4)	(50.0)
Insurance	(33)	(27)	(21)	22.2	57.1	(113)	(75)	50.7
Purchase-sale of securities and money market transactions	(113)	(69)	(102)	63.8	10.8	(307)	(265)	15.8
Checks and others	(7)	(6)	(9)	16.7	(22.2)	(25)	(26)	(3.8)
Foreign trade	0	0	(3)	0.0	(100.0)	(13)	(8)	62.5
Financial advisory services	(2)	(1)	(2)	100.0	0.0	(5)	(27)	(81.5)
Others	(509)	(455)	(380)	11.9	33.9	(1,818)	(1,412)	28.8
Total	(1,528)	(1,321)	(1,426)	15.7	7.2	(5,533)	(4,711)	17.4

Commission and fee income, net
Debit and credit card	1,028	985	747	4.4	37.6	3,725	3,133	18.9
Account management	286	259	257	10.4	11.3	1,046	951	10.0
Collection services	618	631	579	(2.1)	6.7	2,568	2,334	10.0
Investment funds	401	394	437	1.8	(8.2)	1,590	1,642	(3.2)
Insurance	1,013	1,067	1,009	(5.1)	0.4	4,228	4,197	0.7
Purchase-sale of securities and money market transactions	254	186	166	36.6	53.0	902	766	17.8
Checks and others	56	58	59	(3.4)	(5.1)	227	227	0.0
Foreign trade	302	258	301	17.1	0.3	1,098	1,072	2.4
Financial advisory services	243	372	444	(34.7)	(45.3)	1,341	1,195	12.2
Others	(92)	(175)	(82)	(47.4)	12.2	(554)	(270)	105.2

Total	4,109	4,035	3,917	1.8	4.9	16,171	15,247	6.1

In 4Q17, net commission and fee income totaled Ps.4,109 million, increasing YoY by 4.9% or Ps.192 million, and by 1.8% or Ps.74 million QoQ.

21

The main contributor to net commissions and fees was credit and debit card fees which accounted for 25.0% of the total, followed by insurance and collection services fees, which accounted for 24.7% and 15.0% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	4Q17	3Q17	4Q16	12M17	12M16
Debit and credit card	25.0	24.4	19.1	23.0	20.5
Account management	6.9	6.4	6.6	6.5	6.2
Collection services	15.0	15.6	14.8	15.9	15.3
Investment funds	9.8	9.8	11.2	9.8	10.8
Insurance	24.7	26.4	25.8	26.1	27.5
Purchase-sale of securities and money market transactions	6.2	4.6	4.2	5.6	5.0
Checks and others	1.4	1.5	1.5	1.4	1.5
Foreign trade	7.3	6.4	7.7	6.8	7.0
Financial advisory services	5.9	9.2	11.3	8.3	7.8
Others	(2.2)	(4.3)	(2.2)	(3.4)	(1.6)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 4.9% YoY in 4Q17 mainly as a result of the following increases:

i)	37.6% or Ps.281 million, increase in debit and credit cards fees. Fee income was up 14.2% supported by strong credit card usage;

ii)	53.0% or Ps.88 million, in purchase-sale of securities and money market transactions;

iii)	6.7% or Ps.39 million, in collection and payments and 11.3% or Ps.29 million, in account management, both mainly resulting from Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity and client retention driven by our Santander Plus program; and

iv)	0.4% or Ps.4 million, in insurance fees, reflecting a good performance in our life and car insurance products which resulted from commercial initiatives, which is being offset by lower credit related insurance.

These positive contributions to net commissions and fees, were partly affected by the following decreases:

i)	45.3% or Ps.201 million, in financial advisory services, mainly explained by a decrease in corporate activity; and

ii)	8.2% or Ps.36 million, in investment funds, impacted by higher interest rates which drove higher demand of term deposits.

On a cumulative basis, net commissions and fees amounted Ps.16,171 in 12M17, reflecting YoY growth of 6.1% or Ps.924 million.

22

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Valuation
Foreign exchange	(4,852)	5,833	(141)	(183.2)	3,341.1	(219)	37	(691.9)
Derivatives	(1,773)	1,435	2,329	(223.6)	(176.1)	1,066	(517)	306.2
Equity securities	(386)	(47)	(43)	721.3	797.7	(384)	105	(465.7)
Debt instruments	695	137	13	407.3	5,246.2	555	501	10.8
Valuation result	(6,316)	7,358	2,158	(185.8)	(392.7)	1,018	126	707.9

Purchase-sale of securities
Foreign exchange	5,148	(5,766)	304	189.3	1,593.4	247	1,038	(76.2)
Derivatives	1,265	(1,392)	(1,680)	190.9	175.3	368	707	(47.9)
Equity securities	421	(23)	(18)	1,930.4	2,438.9	443	66	571.2
Debt instruments	134	123	345	8.9	(61.2)	1,005	1,190	(15.5)
Purchase -sale result	6,968	(7,058)	(1,049)	198.7	764.3	2,063	3,001	(31.3)

Total	652	300	1,109	117.3	(41.2)	3,081	3,127	(1.5)

In 4Q17, Santander México reported a Ps.652 million net gain from financial assets and liabilities, which compares with gains of Ps.1,109 million in 4Q16 and Ps.300 million in 3Q17.

The Ps.652 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	a Ps.6,968 million purchase-sale gain principally related to gains of Ps.5,148 million in foreign exchange instruments, Ps.1,265 million in derivative instruments, Ps.421 million in equity securities and Ps.134 in debt instruments; and

ii)	a Ps.6,316 million valuation loss, which resulted from losses of Ps.4,852 million, Ps.1,773 million and Ps.386 million in foreign exchange, derivative instruments and equity securities, respectively. These losses were partly offset by a gain of Ps.695 million in the valuation result of debt instruments.

23

Other operating income

Other operating income
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16

Recovery of previously written-off loans	672	530	863	26.8	(22.1)	2,663	2,567	3.7
Cancellation of liabilities and reserves	165	78	79	111.5	108.9	406	322	26.1
Interest on personnel loans	68	67	48	1.5	41.7	259	161	60.9
Allowance for losses on foreclosed assets	(14)	(28)	(31)	(50.0)	(54.8)	(82)	(108)	(24.1)
Profit from sale of foreclosed assets	20	20	78	0.0	(74.4)	114	279	(59.1)
Technical advisory services	4	3	3	33.3	33.3	13	11	18.2
Portfolio recovery legal expenses and costs	(313)	(302)	(308)	3.6	1.6	(1,223)	(1,258)	(2.8)
Write-offs and bankruptcies	(356)	(163)	(357)	118.4	(0.3)	(835)	(1,041)	(19.8)
Income from sale of loan portfolio	0	0	0	0.0	0.0	(635)	0	0.0
Provision for legal and tax contingencies	61	(67)	(324)	191.0	118.8	(33)	(661)	(95.0)
Others	129	95	15	35.8	760.0	383	212	80.7

Total	436	233	66	87.1	560.6	1,030	484	112.8

Other income in 4Q17 totaled Ps.436 million, up from Ps.66 million in 4Q16 and Ps.233 million in 3Q17.

The Ps.370 million YoY increase in other income in 4Q17 was mainly driven by decreases of Ps.385 million or 118.8% in provisions for legal expenses and costs and cancellation of liabilities and reserves of Ps.86 million or 108.9%, which more than offset lower recoveries of previously written-off loans.

24

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Salaries and employee benefits	4,094	3,502	3,075	16.9	33.1	14,352	12,616	13.8
Credit card operation	24	86	72	(72.1)	(66.7)	286	301	(5.0)
Professional fees	424	274	394	54.7	7.6	1,006	900	11.8
Leasehold	459	508	415	(9.6)	10.6	1,970	1,846	6.7
Promotional and advertising expenses	162	304	73	(46.7)	121.9	908	835	8.7
Taxes and duties	425	300	384	41.7	10.7	1,496	1,437	4.1
Technology services (IT)	559	771	797	(27.5)	(29.9)	2,847	2,631	8.2
Depreciation and amortization	683	632	481	8.1	42.0	2,533	2,058	23.1
Contributions to IPAB	747	705	713	6.0	4.8	2,894	2,631	10.0
Cash protection	244	204	187	19.6	30.5	894	699	27.9
Others	581	753	692	(22.8)	(16.0)	2,687	2,281	17.8

Total	8,402	8,039	7,283	4.5	15.4	31,873	28,235	12.9

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q17	3Q17	4Q16	12M17	12M16
Salaries and employee benefits	48.7	43.5	42.2	45.0	44.7
Credit card operation	0.3	1.1	1.0	0.9	1.1
Professional fees	5.0	3.4	5.4	3.2	3.2
Leasehold	5.5	6.3	5.7	6.2	6.5
Promotional and advertising expenses	1.9	3.8	1.0	2.8	3.0
Taxes and duties	5.1	3.7	5.3	4.7	5.1
Technology services (IT)	6.7	9.6	10.9	8.9	9.3
Depreciation and amortization	8.1	7.9	6.6	7.9	7.3
Contributions to IPAB	8.9	8.8	9.8	9.1	9.3
Cash protection	2.9	2.5	2.6	2.8	2.5
Others	6.9	9.4	9.5	8.5	8.0

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 4Q17 amounted to Ps.8,402 million which compares with Ps.7,283 million in 4Q16 and Ps.8,039 million in 3Q17, increasing 15.4% YoY and 4.5% QoQ. These increases reflect Santander México´s initiatives to strengthen its business and drive innovation to better serve clients.

25

The 15.4% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	33.1% or Ps.1,109 million, in salaries and employee benefits;

ii)	42.0% or Ps.202 million, in depreciation and amortization;

iii)	121.9% or Ps.89 million, in promotional and advertising expenses; and

iv)	30.5% or Ps.57 million, in cash protection.

These increases were partly offset by a 29.9% or Ps.238 million, decrease in technology services.

The efficiency ratio for the quarter rose 369 basis points YoY and 137 basis points QoQ reaching 44.06%, negatively impacted by difficult comparisons in trading gains.

The recurrence ratio for 4Q17 was 53.23%, down from 57.59% in 4Q16 and 125 basis points lower than the 54.48% reported in 3Q17.

On a cumulative basis, administrative and promotional expenses amounted to Ps.31,873, reflecting an increase of Ps.12.9%.

26

Profit before taxes

Profit before taxes in 4Q17 amounted to Ps.5,235 million, reflecting a YoY decrease of 12.6% and a QoQ increase of 0.9%.

Income taxes

In 4Q17 Santander México reported a tax expense of Ps.720 million compared to tax expenses of Ps.1,450 million in 4Q16 and Ps.1,124 million in 3Q17. The effective tax rate for the quarter was 13.75%, which compares to 24.20% reported in 4Q16 and 21.66% in 3Q17.

On a cumulative basis, the effective tax rate for 12M17 stood at 19.92%, 388 basis points lower than the 23.80% for 12M16.

Contribution to net income by subsidiary

Reported net income in 4Q17 was Ps.4,515 million, representing a decrease of 0.6% YoY and an increase of 11.0% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net gain of Ps.42 million in 4Q17, compared with a net loss of Ps.26 million in 4Q16 and Ps.11 million in 3Q17.

The Holding (Grupo Financiero) reported a net loss of Ps.8 million in 4Q17, compared with net losses of Ps.29 million in 4Q16 and Ps.1 million in 3Q17.

Earnings contribution by subsidiary
Million pesos				% Variation				% Variation
	4Q17	3Q17	4Q16	QoQ	YoY	12M17	12M16	17/16
Banking business 1/	4,481	4,078	4,597	9.9	(2.5)	17,645	15,750	12.0
Brokerage	42	(11)	(26)	481.8	261.5	97	12	708.3
Holding	(8)	(1)	(29)	700.0	(72.4)	(32)	(47)	(31.9)
Net income attributable to Grupo Financiero Santander México	4,515	4,066	4,542	11.0	(0.6)	17,710	15,715	12.7

1/Includes Sofomes

27

Capitalization and liquidity

Capitalization
Million pesos	4Q17	3Q17	4Q16
CET1	79,455	81,669	71,487
Tier 1	89,267	90,730	81,785
Tier 2	26,054	23,812	27,453
Total Capital	115,321	114,542	109,238

Risk-weighted assets
Credit risk	553,424	540,165	546,272
Credit, market and operational risk	733,036	707,392	693,902

Credit risk ratios:
CET1 (%)	14.36	15.12	13.09
Tier 1 (%)	16.13	16.80	14.97
Tier 2 (%)	4.71	4.41	5.03
Capitalization ratio (%)	20.84	21.20	20.00

Total capital ratios:
CET1 (%)	10.84	11.55	11.79
Tier 1 (%)	12.18	12.83	11.79
Tier 2 (%)	3.55	3.37	3.97
Capitalization ratio (%)	15.73	16.19	15.74

Banco Santander México’s capital ratio at period end 4Q17 was 15.73%, which compares to 15.74% and 16.19% at 4Q16 and 3Q17, respectively. The 15.73% capital ratio was comprised of 10.84% of fundamental capital (CET1), 1.34% additional capital (AT1) and 3.55% Complementary Capital (Tier 2).

As of November 2017, Banco Santander México was classified in Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated December 2017, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to Banxico’s and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) is regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q17 was 176.14% which compares to %153.31 in 4Q16 and 149.26% in 3Q17. (Please refer to note 25 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, delivered in June 14th, 2016, the leverage ratio for December 2017 was 7.03%, September 2017 was 7.63%, June 2017 was 7.50%, March 2017 was 7.04% and December 2016 was 6.35%.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets in conformity with Article 1, II (CUB).

28

RELEVANT EVENTS & RELEVANT TRANSACTIONS

Relevant Events

Banco Santander México as successor of Grupo Financiero Santander México announced exchange of shares, initial listing and symbol change to “BSMX” on the BMV

On January 18, 2018 Banco Santander México as successor of Grupo Financiero Santander México announced exchange of shares, initial listing and symbol change to “BSMX” on the BMV.

•	Pursuant to the terms of the exchange notice published on the date hereof, the shareholders of Grupo Financiero Santader Mexico, the merged entity, received 1 (one) share of Banco Santander Mexico, the merging entity and successor of Grupo Financiero Santander México, for each share they held of Grupo Financiero Santander Mexico and have become shareholders of Banco Santander Mexico.

•	As a result of the above, and pursuant to the terms of the merger approved at their respective shareholders meetings, on January 29, 2018, the share certificates representing the common stock of Grupo Financiero Santander Mexico, the merged entity, are no longer listed on the BMV and the shares of Banco Santander Mexico have been listed on the BMV under the ticker symbol “BSMX”, thereby consummating the merger in question.

•	Additionally, the initial trading price of Banco Santander México shares on their first day of trading on the BMV was the same as the price of Grupo Financiero Santander Mexico shares at the close of business on the immediately preceding business day. Furthermore, all transactions carried out with shares of Grupo Financiero Santander during the 25 and 26 of January 2018, were settled within 24 hours and on the same day, respectively.

•	As of January 29, 2018, Banco Santander México replaced Grupo Financiero Santander México in all of the BMV indexes of which Grupo Financiero Santander Mexico was a member as of such date.

Payment of a cash dividend

On January 18, 2018 Banco Santander México as successor of Grupo Financiero Santander México notified the Shareholders that, as approved at their Ordinary and Extraordinary Shareholders Meetings held on December 8, 2017 it was agreed to declare the payment of a cash dividend of up to an amount of Ps.1,950 million to the Shareholders of the Group, such amount could be adjusted under certain circumstances as set forth at the abovementioned Shareholders Meeting, with the understanding that the amount subject to reduction would be without effect and would not be payable as a portion of the dividend.

Such payment was only effective to the existing Shareholders of the Group prior to the merger.

By virtue of the foregoing, Existing Shareholders were notified that the dividend was paid in an amount equal to Ps.1,822 million, which was paid in proportion to the number of shares each Shareholder held at a rate of Ps.0.268478333984039 per share.

The funds for the payment of dividends came from the net tax profit account and the retained earning account established prior to 2014 and it was paid last January 25, 2018.

29

Grupo Financiero Santander México and Banco Santander México report on the resolutions adopted at their Shareholders Meetings

On December 8, 2017 Grupo Financiero Santander México and Banco Santander México reported that both entities held their Ordinary and Extraordinary Shareholders Meetings and adopted the following resolutions, among others:

•	The Group declared the payment of a cash dividend in the amount of Ps.6,626 million, which was paid as follows: an amount of Ps.4,676 million on December 27, 2017 and up to an amount of Ps.1,950 million no later than January 31, 2018. At the same time, the Bank approved the declaration of the payment of a cash dividend in an amount of Ps.4,676 million that was paid on December 27, 2017; such payments were made in proportion to the number of shares that each shareholder held.

•	The shareholders of each entity approved the merger of the Group, as the merged entity, with and into the Bank, as the surviving entity. Consequently, the shareholders of the Group have become shareholders of the Bank. It was also agreed that Banco Santander, S.A. (Parent) established a new financial group in Mexico (the "New HoldCo") and simultaneously, Banco Santander, S.A. (Parent) transferred all of the shares of the Bank it held as a result of the merger to the New HoldCo. In addition, the Bank sold 99.99% of the shares of Casa de Bolsa Santander, that it held as a result of the merger to the New HoldCo. Likewise, as a result of the sale of shares of Casa de Bolsa to the New HoldCo, the Bank and Casa de Bolsa entered into a collaboration agreement in which Casa de Bolsa agreed to provide to the Bank, and the Bank agreed to contract exclusively with Casa de Bolsa for, certain operational and other services that the Bank, in accordance with current regulations, is unable to provide, including acting as a broker-dealer and placement agent of shares of companies registered with the Mexican National Securities Registry (Registro Nacional de Valores).

Grupo Financiero Santander México and Banco Santander México, reported on the resolutions adopted by their boards of directors

On October 26 2017 Grupo Financiero Santander México and Banco Santander México reported that the Boards of Directors of both entities, at their meetings held on that date, agreed on the following transactions:

•	Corporate Restructuring. The Group and the Bank each approved the convocation of an Ordinary and Extraordinary General Meeting of Shareholders to submit for the consideration of their shareholders a corporate restructuring involving Santander México, a subsidiary of Banco Santander, S.A. (Parent), and its financial subsidiaries. It was noted that, the corporate restructuring was subject to shareholder approval at the Shareholders’ Meeting, in addition to customary corporate, regulatory and governmental approvals. The purpose of the restructuring was to comply with guidelines issued by the European Central Bank whereby participation of a company’s minority shareholders may only be considered for regulatory capital purposes at the consolidated level if (i) the company in which they own shares collects deposits from the public and (ii) such company’s equity is regulated.

•	Sale of the Custody Business. Banco Santander México approved the sale of its custody business to Banco S3 México, S.A., Institución de Banca Múltiple, a subsidiary of Banco Santander, S.A. (Parent). The estimated price of the sale of the custody business was Ps.850 million, which an independent expert determined to be fair from a financial perspective.

•	New Technology Model (IT). Banco Santander México has decided to restructure its IT operations to manage the business in a more agile and flexible way that is fully aligned with the business’ local needs while continuing to take advantage of the resources it has as part of a global financial group. In connection with this new IT model, , the Bank acquired all of the shares of Isban México, S.A. de C.V. (“Isban”), currently an indirect subsidiary of Banco Santander, S.A. (Parent), from its majority shareholder, Mayoritario Ingeniería de Software Bancario, S.L. The transaction was valued at Ps.225 million plus the share capital of Isban.

30

Santander México launched “Tuiio” a financial inclusion program for low income individuals

On October 16, 2017 Santander México announced the launch of "Tuiio" a financial inclusion program for low income individuals. "Tuiio", which has its own operating model, infrastructure and brand, is a robust financial inclusion program that leverages technology to support the needs of Mexico’s low-income segment. It aims to generate measurable social impact through productive micro-lending, a digital savings account, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking. The initiative includes a financial education program for clients, with the purpose of maximizing their skills and developing their employment potential.

Santander México CEO presented at parent company’s “2017 strategy update”

On October 10, 2017 Santander México CEO Mr. Héctor Grisi Checa, presented at the "2017 Strategy Update" held in New York City by its parent company, Banco Santander, S.A.; the presentation was made available that day at the following link:

http://www.santander.com.mx/ir/ingles/presentaciones/.

Relevant Transactions

Santander México as Joint Underwriter in the Unsecured Bonds Issuance of FIRA

Santander México participated as joint underwriter in the unsecured bond issuance of FIRA for an amount of Ps.4,600 million in three tranches with terms of 1.7 years (Ps.1,030 million), 3 years (Ps.1,390 million) and 5 years (Ps.2,180 million), at variable rate, with a bullet amortization.

Santander México as Underwriter in the Unsecured Bonds Issuance of BNP Paribas Personal Finance México

Santander México participated as underwriter in the unsecured bond issuance of BNP Paribas Personal Finance México (BNPPPF), for a total amount of Ps.753.5 million with 3-year term at variable rate.

Santander México as Joint Underwriter in the Unsecured Bonds Issuance of Fibra Uno

Santander México participated as joint underwriter in the unsecured bond issuance of Fibra Uno for an amount of Ps.7,100 million in two tranches with terms of 5 years (Ps.6,100 million) and 10 years (Ps.1,000 million) at variable rate.

Santander México as Joint Underwriter in the Unsecured Bonds Issuance of “Programa Escuelas al CIEN” by SHCP

Santander México participated as joint underwriter in the unsecured bond issuance of “Programa Escuelas al CIEN” by SHCP for an amount of Ps.7,500 million with 21-year term at variable rate.

Santander México as Joint Underwriter in the Unsecured Bonds Issuance of BNP Paribas Personal Finance México

Santander México participated as joint underwriter in the unsecured bond issuance of BNP Paribas Personal Finance México (BNPPPF), for an amount of Ps.2,000 million with a 3-year term at variable rate.

Santander México as Local Joint Underwriter on the First Public Offering of Grupo Traxión

Santander México participated as local joint underwriter on the First Public Offering of Grupo Traxión for an amount of USD 270 million, at price of Ps.17 per share, with a distribution of 75% local and 25% international.

Santander México as Local Joint Underwriter on the First Public Offering of GMéxico Transportes

Santander México participated as local joint underwriter on the First Public Offering of GMéxico Transportes, for an amount of Ps.1,000 million, at price of Ps.31.5 per share, with a distribution of 67% local and 33% international.

31

Santander México as Underwriter in the Unsecured Trust Bonds Issuance of Desarrollo de Northgate Capital

Santander México participated as underwriter in the unsecured trust bond issuance of Desarrollo de Northgate Capital for an amount of Ps.1,333 million, with a 10-year term and a preferential return of 10%.

Sustainability and Social Responsibility

Trust for the Children of Mexico

On November 15, 2017 the Trust for the Children of Mexico’s Committee “Everyone at Santander” approved the support that will be provided, during 2018 to 64 organizations.

In the 2018 announcement, 64 organizations were provided with donations out of 118 applications received: 28 located in Mexico City and in Estado de México, and 36 more in other states in México. Of these donations, 24 were assigned to children healthcare, 29 educational and 11 nutritional’s projects.

Santander X, a platform created for university entrepreneurs

Through Santander X, entrepreneurs will share ideas, knowledge and even attract investments. This platform will allow universities to share good practices, monitor their entrepreneurship programs and measure their social impact.

For more information on Santander México – Sustainable and Socially Responsible Company: https://servicios.santander.com.mx/comprometidos/pdf/informeSantander2016.pdf

32

CREDIT RATINGS

On January 29, 2018 following a recent corporate restructuring, Fitch Ratings affirmed Banco Santander Mexico USD500 million perpetual subordinated non preferred contingent convertible capital notes which qualify as additional Tier 1 (AT1) securities for regulatory capital purposes at 'BB'. These notes were absorbed by the bank as a result of its merger with its parent, Grupo Financiero Santander Mexico which was the original issuer of the notes.

Simultaneously, Fitch Ratings withdrawn Grupo Financiero Santander Mexico's Issuer Default Ratings (IDRs), Viability Rating (VR), Support Rating and national ratings due to the extinction of the entity after the merger.

On January 16, 2018 Moody's affirmed all ratings and assessments of Banco Santander México and Casa de Bolsa Santander. Their outlooks remain negative. Moody's also affirmed the junior subordinated debt ratings of Ba1 (hyb) in global local currency and A1.mx (hyb) in the Mexican National Scale of the issuance of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes with non-cumulative mandatory and optional deferral of coupons (hybrid) issued by Grupo Financiero Santander México (Old Holding Company), now payable by Banco Santander México.

Simultaneously, Moody's affirmed Banco Santander México foreign currency debt ratings. This affirmation includes its USD1 billion senior unsecured debt issuance, USD1.3 billion Ten-Year Subordinated Preferred Non-Convertible Tier 2 Capital Notes with cumulative mandatory deferral of coupons (Tier 2 hybrid) and the junior subordinated debt ratings of Ba1 (hyb) in global foreign currency of the USD 500 million Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes with noncumulative mandatory and optional deferral of coupons (AT1 hybrid) issued by Grupo Financiero Santander México (Old Holding Company), now payable by Banco Santander México. The outlook on Banco Santander México's senior debt rating remains negative.

Moody's affirmed the ratings of Banco Santander México because the corporate restructuring did not affect on the bank's financial fundamentals. Moody's affirmation of all of Casa de Bolsa Santander's ratings incorporates Moody's assessment of the brokerage house as highly integrated and harmonized with Banco Santander México.

Grupo Financiero Santander México	Fitch Ratings
Global Scale
Foreign currency
Long term	BBB+

Short term	F2

Local currency
Long term	BBB+

Short term	F2

National scale
Long term	AAA(mex)

Short term	F1+(mex)

Rating viability (VR)	bbb+

Support (SR)	2

Outlook	Stable

Last Publication:	9-Aug-17

33

Grupo Financiero Santander México	Fitch Ratings	Moody’s
International Issuances

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Last publication:	9-Aug-17	16-Jan-18

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2024	BB+	Baa3

Long-term senior unsecured global notes due 2022	BBB+	A3

Last publication:	9-Aug-17	23-Jan-18

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Last publication:	9-Aug-17

34

Brokerage - Casa de Bolsa Santander	Fitch Ratings	Moody´s
Global scale

Local currency
Long term	N/A	Baa1

Short term	N/A	P-2

National scale
Local currency
Long term	AAA(mex)	Aa1.mx

Short term	F1+(mex)	Mx-1

Outlook	Stable	Negative

Last publication:	9-Aug-17	23-Jan-18

Notes:

▪ BCA = Baseline Credit Assessment

▪ SR = Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

▪ N/A = Not applicable

35

4Q17 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, February 1st, 2018
Time:	9:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=127923
Replay:	Starting: Thursday, February 1st, 2018 at 1:00 p.m. (US ET)
Ending: Tuesday, February 6th, 2018 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13675318

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, GBM, Goldman Sachs, HSBC, Interacciones, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Punto Casa de Bolsa, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q17x4

•	Average figures are calculated using 4Q16 and 4Q17

36

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31st, 2017, Santander México had total assets of Ps.1,324 billion under Mexican Banking GAAP and more than 15 million customers. Headquartered in Mexico City, the Company operates 1,401 branches and offices nationwide and has a total of 17,826 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Holding Corporations of Financial Groups which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.6629.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

37

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke Grupo Financiero Santander México’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México’s banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

38

CONSOLIDATED FINANCIAL STATEMENTS

Grupo Financiero Santander México

▪ Consolidated balance sheet

▪ Consolidated income statement

▪ Consolidated statement of changes in total equity

▪ Consolidated statement of cash flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

39

Consolidated balance sheet
Million pesos
	2017				2016
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	87,409	92,316	82,197	94,473	151,249	78,892	87,299	114,076

Margin accounts	2,708	3,036	3,603	2,741	3,182	2,150	3,565	2,104

Investment in securities	325,268	303,118	286,415	322,368	309,361	283,680	327,212	334,740
Trading securities	149,236	133,798	122,838	171,332	143,740	126,770	174,688	218,216
Securities available for sale	165,440	158,750	152,191	139,722	154,369	143,305	138,991	110,838
Securities held to maturity	10,592	10,570	11,386	11,314	11,252	13,605	13,533	5,686

Debtors under sale and repurchase agreements	6,368	5,535	24,316	4,600	4,291	4,505	10,167	5,349

Derivatives	181,667	138,851	140,887	155,764	215,080	184,999	169,594	144,509
Trading purposes	166,551	124,599	126,019	141,125	200,078	171,201	157,558	132,537
Hedging purposes	15,116	14,252	14,868	14,639	15,002	13,798	12,036	11,972

Valuation adjustment for hedged financial assets	(36)	0	3	(16)	(9)	36	72	91

Performing loan portfolio
Commercial loans	375,177	374,587	354,992	351,639	357,229	366,182	343,493	320,669
Commercial or business activity	309,341	306,686	294,325	287,596	287,420	297,612	264,928	250,098
Financial entities loans	16,550	13,951	10,931	13,894	12,821	11,267	9,622	8,023
Government entities loans	49,286	53,950	49,736	50,149	56,988	57,303	68,943	62,548
Consumer loans	102,070	101,077	98,826	96,064	96,082	94,425	92,160	89,908
Mortgage loans	124,952	123,731	122,601	123,071	123,434	121,314	119,096	116,523
Total performing loan portfolio	602,199	599,395	576,419	570,774	576,745	581,921	554,749	527,100

Non-performing loan portfolio
Commercial loans	5,338	4,195	4,541	5,593	5,298	7,639	7,707	7,151
Commercial or business activity	5,338	4,195	4,541	5,593	5,298	7,639	7,692	7,151
Government entities loans	0	0	0	0	0	0	15	0
Consumer loans	4,794	4,519	4,171	3,850	3,983	3,855	3,684	3,363
Mortgage loans	5,540	5,153	4,779	4,494	5,402	5,414	5,545	5,638
Total non-performing portfolio	15,672	13,867	13,491	13,937	14,683	16,908	16,936	16,152
Total loan portfolio	617,871	613,262	589,910	584,711	591,428	598,829	571,685	543,252

Allowance for loan losses	(20,051)	(20,441)	(20,194)	(19,899)	(19,912)	(20,142)	(19,447)	(18,993)
Loan portfolio (net)	597,820	592,821	569,716	564,812	571,516	578,687	552,238	524,259

Acrrued income receivable from securitization transactions	121	119	117	118	116	112	114	112
Other receivables (net)	87,722	68,386	69,437	91,457	86,019	79,125	83,766	77,433
Foreclosed assets (net)	472	520	464	482	475	462	645	557
Property, furniture and fixtures (net)	6,506	5,686	5,606	5,590	5,700	5,417	5,305	5,464
Long-term investment in shares	92	91	91	126	125	124	125	183
Deferred taxes and deferred profit sharing (net)	20,096	18,006	19,085	19,094	20,361	17,532	17,186	17,912
Deferred charges, advance payments and intangibles	7,741	7,009	6,903	6,703	6,398	6,326	6,549	6,020
Other	221	223	219	216	215	211	208	204

Total assets	1,324,175	1,235,717	1,209,059	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

40

Consolidated balance sheet
Million pesos

	2017				2016
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	692,783	670,416	662,736	639,885	641,288	589,803	592,923	563,874
Demand deposits	434,337	430,276	428,134	415,007	406,863	376,859	388,129	364,480
Time deposits – general public	162,289	158,118	155,999	141,008	144,577	123,717	116,829	114,350
Time deposits – money market	51,044	37,982	33,334	38,255	42,045	41,615	38,727	40,002
Credit instruments issued	45,113	44,040	45,269	45,615	47,803	47,612	49,238	45,042

Bank and other loans	40,055	49,510	79,599	57,192	68,906	76,120	58,416	62,536
Demand loans	1,520	4,440	30,024	2,643	8,022	18,210	7,281	8,114
Short-term loans	11,946	17,665	25,591	26,924	34,291	31,952	25,292	28,840
Long-term loans	26,589	27,405	23,984	27,625	26,593	25,958	25,843	25,582

Creditors under sale and repurchase agreements	109,382	120,003	74,466	141,615	123,385	111,218	149,304	180,394

Securities Lending	1	0	1	0	0	1	0	0

Collateral sold or pledged as guarantee	21,132	16,767	18,276	22,770	23,606	28,910	30,822	32,477
Repurchase	0	0	0	4,176	3,231	4,467	4,891	4,863
Securities loans	21,132	16,767	18,276	18,594	20,375	24,443	25,931	27,614

Derivatives	184,461	135,138	139,043	153,741	221,075	194,058	179,829	147,916
Trading purposes	173,390	127,371	133,972	148,410	206,811	178,297	167,428	139,996
Hedging purposes	11,071	7,767	5,071	5,331	14,264	15,761	12,401	7,920

Other payables	123,452	91,270	86,430	104,039	148,333	95,197	110,241	105,441
Income taxes payable	119	10	14	25	28	19	8	226
Employee profit sharing payable	308	205	145	316	248	194	134	295
Creditors from settlement of transactions	48,173	35,715	36,120	48,966	73,912	47,427	56,136	70,025
Payable for cash collateral received	45,024	26,196	24,708	30,107	47,821	23,879	17,528	13,875
Sundry creditors and other payables	29,828	29,144	25,443	24,625	26,324	23,678	36,435	21,020
Subordinated credit notes	35,821	32,706	32,871	33,836	37,525	25,251	24,410	22,445
Deferred revenues and other advances	238	487	668	741	623	593	594	613

Total liabilities	1,207,325	1,116,297	1,094,090	1,153,819	1,264,741	1,121,151	1,146,539	1,115,696

Paid-in capital	48,835	48,569	48,559	48,552	48,489	48,353	48,372	48,399
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	12,478	12,212	12,202	12,195	12,132	11,996	12,015	12,042

Other capital	68,015	70,851	66,410	66,157	60,849	72,754	69,134	68,918
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944	1,944	1,944
Retained earnings	49,323	55,973	55,996	60,407	44,685	59,139	59,142	62,982
Result from valuation of available for sale securities, net	(1,325)	(580)	(1,300)	(1,585)	(2,677)	(756)	(370)	(320)
Result from valuation of cash flow hedge instruments, net	321	327	663	889	1,246	1,254	1,170	777
Measurements defined benefit employees	31	(19)	(33)	(29)	(75)	(11)	(10)	(15)
Net income	17,710	13,195	9,129	4,520	15,715	11,173	7,247	3,539
Non-controlling interest	11	11	11	11	11	11	11	11
Total stockholders’ equity	116,850	119,420	114,969	114,709	109,338	121,107	117,506	117,317

Total liabilities and stockholders’ equity	1,324,175	1,235,717	1,209,059	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

41

Consolidated balance sheet
Million pesos
	2017				2016
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	163	91	189	207	138	210	162	205
Liquidation of client transactions	(43)	216	162	(707)	(232)	(196)	2	1,476
Dividends on behalf of clients	0	2	1	0	0	1	1	0

Custody services
Assets under custody	85,337	74,686	98,298	107,603	101,681	128,117	118,057	122,255

Transactions on behalf of third parties
Sale and repurchase agreements	23,276	15,031	17,253	26,146	24,308	35,758	37,282	7,383
Security loans on behalf of clients	93	887	1,204	415	156	906	747	890
Collaterals received as guarantee on behalf of clients	266	1,240	1,604	778	474	1,385	462	296,256
Acquisition of derivatives	53,548	117,972	148,035	90,894	98,868	172,147	235,503	160,254
Sale of derivatives	76,692	113,598	128,440	109,535	150,482	162,923	192,368	157,539

Total on behalf of third parties	239,332	323,723	395,186	334,871	375,875	501,251	584,584	746,258

Proprietary record accounts

Contingent assets and liabilities	123	604	638	725	78	81	95	98

Credit commitments
Trusts	161,706	162,390	158,778	154,363	154,308	149,281	149,515	142,872
Mandates	1,161	135	175	175	185	243	237	237

Assets in custody or under administration	3,219,980	3,261,514	3,140,438	2,908,188	2,771,706	3,176,203	3,010,506	2,995,271

Credit commitments	215,461	193,570	190,059	195,198	202,723	170,599	154,039	148,192

Collateral received	76,178	65,105	133,269	130,960	66,684	99,355	90,757	79,456

Collateral received and sold or pledged as guarantee	44,884	37,751	85,455	107,652	40,037	69,004	55,575	42,568

Uncollected interest earned on past due loan portfolio	799	786	725	1,636	1,424	1,583	1,505	3,037

Other record accounts	1,655,531	1,507,948	1,433,953	1,410,913	1,562,534	1,429,179	1,367,842	1,493,637

Total proprietary record accounts	5,375,823	5,229,803	5,143,490	4,909,810	4,799,679	5,095,528	4,830,071	4,905,368

Total memorandum accounts	5,615,155	5,553,526	5,538,676	5,244,681	5,175,554	5,596,779	5,414,655	5,651,626

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

42

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

43

Consolidated income statement
Million pesos
	2017					2016
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	97,187	25,397	24,888	24,180	22,722	76,955	21,337	19,597	18,114	17,907
Interest expense	(42,071)	(11,526)	(10,624)	(10,633)	(9,288)	(28,077)	(8,387)	(7,186)	(6,297)	(6,207)
Net interest income	55,116	13,871	14,264	13,547	13,434	48,878	12,950	12,411	11,817	11,700

Provisions for loan losses	(21,409)	(5,431)	(5,603)	(5,241)	(5,134)	(18,877)	(4,768)	(4,889)	(4,511)	(4,709)
Net interest income after provisions for loan losses	33,707	8,440	8,661	8,306	8,300	30,001	8,182	7,522	7,306	6,991

Commission and fee income	21,704	5,637	5,356	5,456	5,255	19,958	5,343	4,955	5,047	4,613
Commission and fee expense	(5,533)	(1,528)	(1,321)	(1,355)	(1,329)	(4,711)	(1,426)	(1,216)	(1,065)	(1,004)
Net gain (loss) on financial assets and liabilities	3,081	652	300	1,089	1,040	3,127	1,109	721	602	695
Other operating income	1,030	436	233	342	19	484	66	177	5	236
Administrative and promotional expenses	(31,873)	(8,402)	(8,039)	(7,951)	(7,481)	(28,235)	(7,283)	(7,048)	(7,015)	(6,889)
Operating income	22,116	5,235	5,190	5,887	5,804	20,624	5,991	5,111	4,880	4,642

Current income taxes	(4,302)	(2,405)	(164)	(1,230)	(503)	(4,986)	(2,308)	(1,307)	(573)	(798)
Deferred income taxes (net)	(104)	1,685	(960)	(48)	(781)	77	858	122	(599)	(304)
-
Consolidated net income	17,710	4,515	4,066	4,609	4,520	15,715	4,541	3,926	3,708	3,540

Non-controlling interest	0	0	0	0	0	0	1	0	0	(1)
Net income	17,710	4,515	4,066	4,609	4,520	15,715	4,542	3,926	3,708	3,539

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

44

Consolidated statements of changes in total equity
From January 1st to December 31st, 2017
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2016	36,357	12,132	1,944	44,685	(2,667)	1,246	(75)	15,715	11	109,338
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				15,715				(15,715)		0
Dividends declared				(10,732)						(10,732)
TOTAL	0	0	0	4,983	0	0	0	(15,715)	0	(10,732)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					1,352					1,352
Result from valuation of cash flow hedge instruments, net						(925)				(925)
Recognition of share-based payments		369								369
Shares held by treasury		(23)								(23)
Recoveries of allowance for loan losses previously applied to retained earnings				20						20
Change in methodology to determine loan loss provision of consumer loan portfolios and mortgage loan portfolios applied against retained earnings, net of deferred taxes				113						113
Interest on subordinated debentures perpetual non-preferred contingent convertible				(478)						(478)
Measurements defined benefit employees							106			106
Net income								17,710		17,710

TOTAL	0	346	0	(345)	1,352	(925)	106	17,710	0	18,244

BALANCE AS OF DECEMBER 31st, 2017	36,357	12,478	1,944	49,323	(1,325)	321	31	17,710	11	116,850

45

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

46

Consolidated statement of cash flows
From January 1st to December 31st 2017
Million pesos

OPERATING ACTIVITIES
Net income		17,710
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	3,520
Depreciation of property, furniture and fixtures	1,010
Amortizations of intangible assets	1,523
Recognition of share-based payments	369
Current and deferred income taxes	4,406
Deferred employee profit sharing	25
Provisions	284
Amortizations of debt issuance expenses	14	11,162
		28,861

OPERATING ACTIVITIES
Margin accounts		474
Investment in securities		(15,044)
Debtors under sale and repurchase agreements		(2,077)
Derivatives-assets		30,215
Loan portfolio-net		(26,268)
Accrued income receivable from securitization transactions		(5)
Foreclosed assets		3
Other operating assets		(2,105)
Deposits		52,014
Bank and other loans		(28,851)
Creditors under sale and repurchase agreements		(14,003)
Collateral sold or pledged as guarantee		(2,474)
Derivatives-liability		(35,409)
Other operating liabilities		(27,123)
Proceeds of income taxes (returns)		2
Payments of income taxes		(4,171)

Net cash provided by (used in) operating activities		(45,961)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		3
Payments for acquisition of property, furniture and fixtures		(1,816)
Cash dividends received		35
Payments for acquisition of intangible assets		(2,712)

Net cash provided by (used in) investing activities		(4,490)

FINANCING ACTIVITIES
Cash payment of dividends		(8,910)
Proceeds from associated for purchase of treasury shares		(23)
Charges for the issue of subordinated bonds with capital characteristics		(478)
Recovery of reserves previously applied to retained earnings		20

Net cash used in financing activities		(9,391)

Net increase in cash and cash equivalents		(59,842)

Adjustment to cash flows for changes in exchange rate		(3,998)

Funds available at the beginning of the year		151,249

Funds available at the end of the year		87,409

47

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV website: https://www.gob.mx/cnbv

49

Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission in 2017

On July 4th, 2017, the National Banking and Securities Commission (CNBV by its acronym in Spanish) issued an amendment in the Official Gazette of the Federation (DOF by its acronym in Spanish) to Accounting Criteria B-2, Investments in Securities, such amendment were effective on day after its publication. This modification is of prospective application and did not have a significant effect on the financial information presented by the Financial Group.

This change comprise the classification of investments in securities held to maturity, extending the term by which such securities may be sold or reclassified before their maturity, without affecting the ability to use this category and specifying the requirements of the isolated events that are beyond the control of the credit institutions. The before mentioned so that when such isolated events are updated and the institutions sell or reclassify securities classified held to maturity, they can continue classifying them in this category; in order to achieve greater adherence and consistency with international accounting standards established in International Financial Reporting Standards (IFRS).

Additionally, on December 27, 2017, several amendments were published in the DOF to the Accounting Criteria. These modifications take effect on January 1, 2019. The Financial Group is analyzing the effect that these changes will have on its financial information.

The most relevant changes are mentioned as follows:

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

The Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the balance of the allowance for loan losses, as well as to recognize the recovery of credits previously cancelled against the item "Allowance for loan losses" in order to be consistent with the international accounting standards established in IFRS.

Through a transitory provision, it is indicated that the institutions may choose to apply these changes from the day after the date of its publication and shall notify the CNBV that such option is exercised, no later than 10 business days after the date in which the anticipated application of the aforementioned changes to the Accounting Criteria begin. As of this date, the Financial Group has not exercised such option.

Accounting Criteria A-2, Application of particular rules

Several Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) were incorporated to the Accounting Criteria of the CNBV in order to be applicable to credit institutions at the time of determining the term for its application in order that these financial institutions are able to comply with them

The MFRS that are now included in the Accounting Criteria are the following:

MFRS B-17, Determination of fair value

Establishes the standards for the determination of fair value and its disclosure. It mentions that fair value must use assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that the particular asset or liability that is being valued should be considered, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability; and the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

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MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope to relocate the item related to financial liabilities in MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "virtually unavoidable" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, loans and other financial liabilities in the financial statements of an economic entity. The concepts of amortized cost to value the financial liabilities and the effective interest method, based on the effective interest rate, are introduced to make said valuation. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention to acquire and hold the financial instruments in the asset to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the recognition of income through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs for contracts with clients

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the regulations regarding the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

Changes in accounting estimates applicable in 2017

Methodology of allowance for loan losses and loan portfolio rating for non-revolving consumer and mortgage housing as well as for microcredits of credit institutions

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On January 6th and June 26th, 2017, the CNBV modified the Provisions by means of which certain adjustments were made to the methodology applicable to the rating and calculation of the allowance for loan losses corresponding to the loan portfolio. Non-revolving consumer credit and mortgage loans of credit institutions, incorporating aspects such as the level of indebtedness, the payment behavior of the system and the specific risk profile of each product, since the previous rating and provisioning models only incorporated information at the credit level. In addition, the CNBV considered it appropriate to update and adjust the risk parameters of default probability, loss severity and default exposure for the loan portfolio rating and the calculation of the allowance for loan losses of consumer loan portfolios, non-revolving and mortgage housing. The CNBV also incorporated a specific methodology for the qualification and the preventive estimate for credit risks of microcredits, considering the probability of default, the severity of the loss, the exposure to default and if the credits are individual or are granted in a group manner. This modification enters into force no later than twelve months after June 1st, 2017, within which the Financial Group must have 100 percent of the effect of the change recognized by the new methodology, recognizing the initial accumulated effect in stockholders' equity, in retained earnings.

According to the above, in September 2017, the Financial Group constituted the reserve, recognizing this constitution in the consolidated balance sheet under the item "Allowance for loan losses" for an amount of Ps.280 million, with a corresponding charge in stockholders' equity under the item "Retained earnings" for the same amount derived from applying for the first time the methodology applicable to the rating and calculation of the allowance for loan losses corresponding to the portfolio non-revolving consumer credit, housing mortgage and microcredits. Additionally, and in accordance with the provisions of MFRS D-4, Income Taxes, the related deferred Income Tax (ISR by its acronym in Spanish) was recognized for this initial financial effect, increasing the item "Deferred taxes and deferred profit sharing (net)" within the consolidated balance sheet with a corresponding increase to the item "Retained earnings" within stockholders' equity for an amount of Ps.84 million.

Therefore, the initial financial effect that was recognized in stockholders' equity under "Retained earnings" for applying the aforementioned methodology for the first time amounted to Ps.196 million, net of the deferred ISR that is relative to it.

The initial financial effect of the adjustments to the methodology above mentioned is shown below:

Prior methodology	Ps. 5,843 million
Current methodology	Ps. 6,123 million

Ps. 280 million

The Financial Group made all reasonable efforts to determine retrospectively the effect of the application of adjustments to the aforementioned methodology. However, the determination was impractical because it is not possible to objectively establish whether the required information could be obtained or was available in previous years.

Methodology for the determination of the allowance for loan losses applicable to the consumer loan portfolio corresponding to credit card operations and other revolving credits

On December 16th, 2015, the CNBV modified the Provisions by which it made certain adjustments to the methodology applicable to the classification of consumer loan portfolio corresponding to credit card operations and other revolving credits, with the purpose of calculating more accurately the allowance for loan losses that must be established, taking into account the possible risks related to the payment behavior and level of indebtedness of its borrowers, which is in line with the expected loss model that is the basis of the methodology for rating the loan portfolio.

This modification entered into force on April 1st, 2016 and it establishes that credit institutions must have constituted one hundred percent of the amount of the allowance for loan losses corresponding to the

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consumer loan portfolio related to credit card operations and other revolving credits derived from the use of the abovementioned methodology, no later than six months after its entry into force. Accordingly, the Financial Group established on October 1st, 2016 the corresponding allowance for loan losses.

The initial financial effect resulting from the application of the adjustments to the loan portfolio for credit card operations and other revolving credits resulted in the creation of credit risk preventive reserves in the consolidated balance sheet within the heading of "Allowance for loan losses" in the amount of Ps.1,186 million, with a corresponding charge in stockholders' equity under "Retained earnings" for this same amount. In addition, and in accordance with MFRS D-4, Income taxes issued by the CINIF, the Financial Group recognized the relative deferred income tax of this initial financial effect derived from the adjustments to the methodology of qualification of the consumer credit portfolio corresponding to credit card operations and other revolving credits through an increase in "Deferred taxes and deferred profit sharing (net)" in the consolidated balance sheet with a corresponding increase in "Retained earnings" in stockholders' equity for an amount of Ps.356 million. Therefore, the initial financial effect recognized in stockholders' equity under "Retained earnings" amounted to Ps.830 million, net of deferred income tax.

Additionally, and as a result of considering a certain variable provided by the credit information companies used in the calculation of the methodology applicable to the rating of consumer credit loan portfolio corresponding to credit card transactions and other revolving credits that considers the months elapsed of the borrower's arrears in its credit commitments with credit institutions as established in the Provisions, there was a decrease in the initial financial effect due to the application of the adjustments to the rating methodology for the consumer loan credit portfolio corresponding to credit card operations and other revolving credits mentioned in the previous paragraph in an amount of Ps.442 million, amounting to Ps.744 million, the definitive amount of the initial financial effect corresponding to October 1st, 2016.

This decrease in the initial financial effect resulted in a reduction of credit risk preventive reserves in the consolidated balance sheet as of December 31st, 2017 under "Allowance for loan losses" for Ps.442 million, with a corresponding credit in the stockholders' equity under "Retained earnings" for the same amount. In addition, and in accordance with NIF D-4, Income Taxes, the entity recognized the relative deferred income tax of this decrease in the initial financial effect through a decrease in "Deferred taxes and deferred profit sharing (net)" in the consolidated balance sheet, with a corresponding reduction of "Retained earnings" in stockholders' equity in the amount of Ps.133 million. Therefore, the decrease in the initial financial effect recognized as of December 31st, 2017 in stockholders' equity under "Retained earnings" is Ps.309 million, net of deferred income tax aforementioned.

Prior methodology	Ps. 6,329 million
Current methodology	Ps. 7,073 million

Ps. 744 million

The Financial Group made all reasonable efforts to determine retrospectively the effect of application of adjustments to the aforementioned methodology. However, the determination was impractical because it is not possible to objectively establish whether the required information could be obtained or was available in previous years.

Changes in Mexican Financial Reporting Standards issued by the CINIF applicable to the Financial Group in 2017

Improvements to the MFRS 2017

From January 1st, 2017 the Financial Group prospectively adopt the following improvements to MFRS issued by the CINIF which entered into force on the above mentioned date. It is considered that this improvements to MFRS to not have a significant effect on the financial information presented by the Financial Group.

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Improvements to the MFRS that generate accounting changes:

MFRS B-7, Business acquisitions

In improvements to MFRS 2016, the CINIF amended MFRS B-7, Business acquisitions to establish that the acquisitions of entities under common control should not be part of the scope of that MFRS, regardless of how the sale price has been determined. In the transitory items, it was established that change should be applied retrospectively. In the improvements to the MFRS 2017, the transitory items are modified, establishing the prospectively application.

MFRS B-13, Events after the date of the financial statements

It establishes that if during the subsequent period (from the date of the financial statements and the date on which they are authorized for issue to the third parties), a debtor entity achieves an agreement to maintain payments for long - term liabilities contracted with long-term payment conditions and in which it has fallen into default, keep the classification of such liability as a long-term item in its balance sheet at the date of the financial statements.

MFRS C-11, Equity

It establishes that the costs of registering in a stock exchange of shares that at the date of such registration were already owned by investors and for which the issuing entity had already received the corresponding funds (repurchase of repurchased shares) must be recognized in the net profit or loss and not in at the time of its accrual and not in stockholders' equity, since it is not considered to be related to an equity transaction of the entity.

Additionally, it is specified that no profit or loss on the acquisition, reposition, issue or cancellation of the entity's own shares should be recognized within the comprehensive income statement.

MFRS D-3, Employee benefits

In establishes that the discount rate used in determining the present value of long-term labor liabilities should be a free market rate, or very low, credit risk, which is the value of money over time; consequently, an entity could use, indistinctly, either the market rate of government bonds or the market rate of high quality corporate bonds in absolute terms in a deep market, as long as it supports, in the latter case it fulfills with all the requirements established in this MFRS in this regard and that the chosen rate is used consistently over time .

It also indicates that an entity must justify and disclose the use of a certain rate and, in the event that a change is made, it must also justify and disclose this fact; Any effect on the present value of the labor liability for a change in the discount rate should be considered as a change in accounting estimate and recognized, when this occurs, in the results of the period in a prospective manner.

It also establishes that remeasurements of employee defined benefits may optionally be recognized in Other Comprehensive Income (OCI) requiring its subsequent recycling to the net profit or loss or directly in the net profit or loss at the date of its determination.

Application of MFRS D-3, Employee benefits by the Financial Group

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In January 2015, the CINIF issued several amendments to MFRS D-3, Employee Benefits that became effective date as of January 1st, 2016, the main effects on the financial information of the Financial Group are the following:

• Discount rate for liabilities - Defined Benefits Obligation (DBO)

The discount rate to calculate the DBO will be determined by using the market rate of high-quality corporate bonds (in absolute terms), as long as there is a deep market for these bonds. Otherwise, the market rate of the bonds issued by the Federal Government must be used. In addition, it indicates the criteria to be followed to qualify corporate bonds as high-quality and what should be understood as a deep market.

• Recognition of the actuarial gain and losses

a)	The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

b)	The balance of cumulative actuarial gain or losses as of December 31, 2015 is recognized in ORI in stockholders' equity and in liabilities as of January 1, 2016.

c)	Any actuarial gains and losses generated starting on January 1st, 2016 will be treated as remeasurements of employee defined benefits and will recognized in ORI within the stockholders' equity and in the liabilities.

• Recycling of the actuarial gain and losses

Actuarial gain and losses recognized in ORI within stockholders' equity must be recycled in the net profit or loss based on the Remaining Useful Life of the Plan (RULP).

• Expected return of plan assets

The expected return on plan assets will be estimated with the discount rate of the DOB instead of the expected rate of return for those assets.

• Cap of the plan assets

A cap of the plan assets is established by means of determining a Maximum Obligation (MO) of the post-employment benefits, specifying that the excess of resources contributed by the entity does not qualify as plan assets, noting that only those plan assets will be considered those resources that are used to cover benefits to employees over the present value of the total, present and future, accrued and accrued benefits attributable to current employees. Any excess over MO is considered a restricted investment.

• Recognition in results of Modifications to the Plan, Reductions of Personnel and Anticipated Liquidations of Obligations.

In the post-employment benefits all the Labor Cost of the Past Service of the Modifications to the Plan, the Personnel Reductions and the gains or losses due to the Early Settlement of Obligations are immediately recognized in the net profit or loss.

Due to the enactment of the NIF D-3 on December 31st, 2015, the CNBV issued transitory articles to the Provisions published in the DOF on November 9th, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the cumulative balance of the plan’s actuarial gains and losses that were not recognized by entities which used the “corridor” approach progressively, no later than December 31 of each year.

If the option of progressively applying the cumulative balance is selected, the recognition of such balances should begin in 2016, recognizing 20% in such year and another 20% in each of the subsequent years, until reaching 100% over a maximum five-year period. Credit institutions, which elect this option, must report their decision to the CNBV no later than January 31st, 2016.

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The remeasurements of gains and losses from the defined benefits plan should be calculated on the total amount of the plan’s gains or losses; that is on the aggregate of the plan’s actuarial gains or losses of the period, and the cumulative balance of those plan’s actuarial gains or losses not recognized on the balance sheet of the credit institutions.

Similarly, if all or part of the residual effect is recognized before the established deadlines, the CNBV must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, if at least 20% or the total residual amount is recognized in the respective year.

The Financial Group has opted for the progressive application of the balance of the Labor Cost of the Past Service of the Modifications to the Plan and of the accumulated balance of the Gains and Losses of the Plan not recognized as indicated above, in contrast to the provisions of the MFRS B-1, Accounting changes and corrections of errors issued by the CINIF. This decision was reported to the CNBV on January 26th, 2016.

In accordance with the foregoing, the initial effect of the application of MFRS D-3 originated by the accumulated balance of the Gains and Losses of the unrecognized Plan as of December 31, 2015 amounts to Ps.2,771 million. This amount will be recognized in ORI within the capital earned in the item "Remeasurement for defined benefits to employees" as of 2016, recording 20% of said accumulated balance in this year and an additional 20% in each of the subsequent years, until reaching 100% in a period of five-year period. This accumulated balance of actuarial losses not recognized at December 31st, 2015, will be recycled to the income statement for during the RULP, which fluctuates between 7 and 13 years depending on the respective benefit.

As of December 31st, 2017, the Financial Group recognized an increase of Ps.1,108 million in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees " in connection with the application of the above option. This amount of Ps.1,108 million represents 40% of the accumulated balance of gains and losses not recognized Plan as of December 31, 2015.

As of December 31st, 2016, the Financial Group recognized an increase of Ps.554 million in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "Remeasurements defined benefit to employees "in connection with the application of the above option. This amount of Ps.554 million corresponds to 20% of the accumulated balance of gains and losses not recognized Plan as of December 31st, 2015.

Should that option not been applied, the Financial Group had recognized in the consolidated balance sheet at 31 December 2016 and 31 December 2017, an increase in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees" for Ps.2,771 million.

The Financial Group has refrained from applying the resulting comparative settings changes reformulation referred to in the MFRS B-1, Accounting Changes and Error Corrections considering that it is impractical to determine the amounts for periods prior to fiscal year 2016 and 2017 as indicated in that MFRS.

Special accounting criteria applicable in 2017

Natural phenomena occurred in September 2017

Derived from the unfortunate events caused by natural phenomena that affected severely various locations in Mexico as the earthquake with magnitude of 8.2 degrees on the Richter scale occurred on September 7th, 2017 and hydro meteorological phenomena "Lidia" and "Katia", the CNBV issued a temporary basis various special accounting criteria applicable to credit institutions regarding consumer credit, housing and shopping for customers domiciled or credits whose payment source to be located in the municipalities declared as an

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emergency zone, extraordinary emergency, disaster or natural disaster by the Interior Ministry in the DOF during the month of September 2017 and which were classified for accounting purposes as in effect on the date of loss, as follows;

1.	Credits with single payment of principal at maturity and periodic interest payments and credits with single payment of principal and interest at maturity, which are renewed or restructured not be considered as nonperforming loans. Requires the new maturity, not more than three months from the date on which any expired, as long as they are registered as portfolio outstanding at the date of loss and renewal procedures or corresponding restructuring completed more within 120 calendar days after said date of the incident.

2.	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal may be considered as valid, without them the requirements set out in paragraphs 82 and 83 of Accounting Criteria B-6, Loan portfolio, consisting are applicable :

i.	Not having spent at least 80% of the original term of the loan when the borrower any covered: a) all accrued interest, and b) the principal of the original loan amount, which at the date of renewal or restructuring should have It has been covered.

ii.	During the course of the final 20% of the original term of the loan when the borrower any: a) settled all accrued interest; b) covered the entire original loan amount at the date of renewal or restructuring should have been covered, and c) covered 60% of the original loan amount, provided that such borrowing is that the date of loss are registered as current portfolio and restructuring proceedings or respective renewal completed within 120 calendar days after the date of the incident. As long as the new maturity, which in his case the borrower is given, not more than 3 months from the date on which any expired, with the exception of group microcredits, whose new term shall not exceed 6 months from the date on which would have expired.

3.	Credits since its inception character revolving, which are restructured or renewed within the date of the incident 120 calendar days stipulated not be considered as nonperforming loans, such benefit may not exceed three months from the date which have expired. Above, provided that such borrowing is that the date of loss are recorded as current portfolio

4.	Regardless numeral loans mentioned in the 1, 2 and 3 above, they are not considered as restructured as established in the Accounting Criteria B-6, Loan portfolio.

The Financial Group was authorized by the CNBV to apply the special accounting criteria outlined above through official SHCP P-290-2017 dated September 15th, 2017. It also derived from the application of such special accounting criteria, the Financial Group supports granted by refinancing of loans with periodic payments of principal and interest to borrowers who were affected by natural, same phenomena that requested their application within the deadlines set out in the special accounting criteria in the amount of Ps.31 million related to commercial loans and Ps.1 million for a mortgage loan portfolio, keeping classified as performing loans. In case the Financial Group have not applied the mentioned special accounting criteria, the Financial Group would not have had an impact on the classification of the loan portfolio in the consolidated balance sheet, considering that these are loans that were classified as current, however if it had acknowledged an increase in the allowance for loan losses amounting to Ps.12 million charged to the consolidated income statement for the same amount.

New accounting pronouncements and regulatory provisions

MFRS issued by the CINIF

The following is a series of MFRS that the CINIF issued, which that come into force in 2018 and 2019. The Financial Group is analyzing the effect that these amendments will have on the financial information, if applicable.

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MFRS that come into force in 2018:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and its disclosure. It mentions that fair value must use assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at a given date, including assumptions about the risk.

It establishes that the particular asset or liability that is being valued should be considered, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability; and the appropriate valuation technique (s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

MFRS C-3, Accounts receivable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope to relocate the item related to financial liabilities in MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "virtually unavoidable" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, loans and other financial liabilities in the financial statements of an economic entity. The concepts of amortized cost to value the financial liabilities and the effective interest method, based on the effective interest rate, are introduced to make that valuation. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments receivable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financial instruments receivable in the financial statements of an economic entity that carries out financial activities. Discards the concept of intention to acquire and hold the financial instruments in the asset to determine their classification. Adopts the concept of business model.

MFRS D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income that is incurred to obtain or fulfill the contracts with clients. The most significant aspects are established for the recognition of income through the transfer of control, identification of the obligations to be fulfilled in a contract, allocation of the amount of the transaction and recognition of collection rights.

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MFRS D-2, Costs for contracts with clients

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. It establishes the regulations regarding to the recognition of costs for contracts with customers, as well as the accounting treatment of costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS that come into force in 2019:

MFRS D-5, Leases

It introduces a unique model for the recognition of leases by the lessee and requires the leaseholder to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments.

New Circular of External Auditors issued by the CNBV

On December 29th, 2017, the CNBV issued the General Provisions applicable to entities supervised by the CNBV to contract services of external audit of basic financial statements (Circular of External Auditors) as updating the rules on the financial statements of different entities subject to supervision by the CNBV and incorporated in a single legislative instrument the provisions applicable to improve the quality of external audit services that hire these financial institutions and persons subject to the supervision of the CNBV, since the financial information in its financial statements is the instrument through which their financial stability and solvency is verified, allowing exercise proper supervision and on par for shareholders and other stakeholders have relevant information such entities and persons. This Circular of External Auditors comes into force on July 2nd, 2018.

Among the objectives of the Circular of External Auditors is to:

• Strengthen the communication channels of the governing bodies of the various institutions subject to supervision by the CNBV with the external auditor, in order to provide means and mechanisms for its consistent and efficient interaction aimed at improving the content and quality reports.

• Strengthen disclosure of significant matters, and other documentation produced such external auditors, providing confidence and certainty to the Mexican Financial System.

• The audit committee of the entities subject or who is designated by the corresponding functions, strengthen and document its functions related to external audit.

• Include the obligation of external auditors to present the audit committee one report with meaningful information on the development of external audit, which will facilitate the evaluation of the performance of the external audit functions.

• Safeguard the independent exercise of the work of the external auditor, incorporating requirements to be met for such purposes as well as those applicable to the legal entity in which labored; and

• Strengthen the Mexican Financial System, requiring external audit work meets the highest quality standards, so that the information of these discards is accurate, transparent and reliable for the various financial institutions and persons subject to supervision of the CNBV.

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Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	DECEMBER 2017			DECEMBER 2016			DECEMBER 2015

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	17,710	6,777,583,610	2.61	15,715	6,778,842,369	2.32	14,141	6,777,712,725	2.09

Treasury stock		8,811,303			7,552,544			8,682,188

Diluted earnings per share	17,710	6,786,394,913	2.61	15,715	6,786,394,913	2.32	14,141	6,786,394,913	2.08

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	17,710	6,786,394,913	2.61	15,715	6,786,394,913	2.32	14,141	6,786,394,913	2.08

Balance outstanding shares as of December 31st, 2017	6,777,778,624

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Consolidated Balance Sheet by Segment
Million pesos
	As of December 31st, 2017			As of December 31st, 2016
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities
Assets
Cash and due from banks	43,885	17,423	26,101	47,519	52,504	51,226
Margin Accounts	0	2,708	0	0	3,182	0
Investment in securities	0	146,674	178,594	0	141,168	168,193
Debtors under sale and repurchase agreements	0	6,368	0	0	4,291	0
Securities loan	0	0	0	0	0	0
Derivatives	0	166,551	15,116	0	200,078	15,002
Valuation adjustment for hedged financial assets	0	0	(36)	0	0	(9)
Total loan portfolio	510,583	107,288	0	478,261	113,139	28
Allowance for loan losses	(18,190)	(1,861)	0	(17,773)	(2,139)	0
Loan Portfolio (net)	492,393	105,427	0	460,488	111,000	28
Accrued income receivable from securitization transactions	0	0	121	0	0	116
Other receivables (net)	2,835	71,449	13,438	1,289	70,715	14,015
Foreclosed assets (net)	436	36	0	408	67	0
Properties, furniture and fixtures (net)	5,497	927	82	4,816	812	72
Long-term investments in shares	0	0	92	0	0	125
Deferred taxes and deferred profit sharing (net)	0	0	20,096	0	0	20,361
Other assets	1,764	1,197	5,001	1,734	995	3,884
Total assets	546,810	518,760	258,605	516,254	584,812	273,013

Liabilities
Deposits	475,714	114,989	56,967	435,364	107,273	50,848
Credit instruments issued	0	10,512	34,601	0	12,471	35,332
Bank and other loans	10,127	2,714	27,214	33,960	55	34,891
Creditors under sale and repurchase agreements	10,288	99,094	0	10,492	112,893	0
Securities loan	0	1	0	0	0	0
Collateral sold or pledged as guarantee	0	21,132	0	0	23,606	0
Derivatives	0	173,390	11,071	0	206,812	14,263
Other payables	25,978	93,649	3,825	24,549	122,170	1,614
Subordinated debentures	0	0	35,821	0	0	37,525
Deferred revenues	238	0	0	623	0	0
Total liabilities	522,345	515,481	169,499	504,988	585,280	174,473
Total stockholders' equity	58,655	22,425	35,770	54,701	19,808	34,829
Total liabilities and stockholders' equity	581,000	537,906	205,269	559,689	605,088	209,302

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Income Statement by Segment
Million pesos
	12M17			12M16
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities

Net interest income	47,488	5,267	2,361	41,658	4,464	2,756
Provisions for loan losses	(19,851)	(1,558)	0	(18,196)	(681)	0
Net interest income after provisions for loan losses	27,637	3,709	2,361	23,462	3,783	2,756
Commission and fee income (expense), net	14,056	2,139	(24)	13,345	1,930	(28)
Net gain (loss) on financial assets and liabilities	851	2,042	188	843	1,985	299
Other operating income (expense)	631	113	286	1,120	43	(679)
Administrative and promotional expenses	(27,335)	(3,767)	(771)	(24,207)	(3,470)	(558)
Operating income	15,840	4,236	2,040	14,563	4,271	1,790

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Global corporate banking

The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

62

Annex 1. Loan portfolio rating

As of December 31st, 2017
Million pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	621,853	2,046	1,221	177	3,444
Risk "A-1"	543,905	1,430	443	159	2,032
Risk "A-2"	77,948	616	778	18	1,412
Risk "B"	72,549	560	2,563	45	3,168
Risk "B-1"	30,789	117	1,061	10	1,188
Risk "B-2"	21,189	105	827	20	952
Risk "B-3"	20,571	338	675	15	1,028
Risk "C"	43,148	329	2,321	645	3,295
Risk "C-1"	30,300	175	1,001	319	1,495
Risk "C-2"	12,848	154	1,320	326	1,800
Risk "D"	13,032	1,552	2,546	699	4,797
Risk "E"	9,192	1,509	3,387	355	5,251
Total rated portfolio	759,774	5,996	12,038	1,921	19,955

Provisions created					19,955
Complementary provisions					96

Total					20,051

Notes:

1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31st, 2017.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of March 2011, the Bank apply the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of June 2014, the Bank apply the new rules for rating the financial institutions loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	4Q17	3Q17	4Q16	12M17	12M16

Past Due Loans Ratio	2.54	2.26	2.48	2.54	2.48

Past Due Loans Coverage	127.94	147.41	135.61	127.94	135.61

Operative Efficiency	2.63	2.63	2.23	2.49	2.16

ROE	15.29	13.88	15.77	14.99	13.64

ROA	1.41	1.33	1.39	1.38	1.20

Capitalization Ratio
Credit Risk	20.84	21.20	20.00	20.84	20.00
Credit, Market and operations risk	15.73	16.19	15.74	15.73	15.74

Liquidity	90.09	85.08	100.04	90.09	100.04

NIM (Net Interest Margin)	2.90	3.12	2.75	2.89	2.52

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of December 31st 2017
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	3,975
Government securities	142,579
Private securities	120
Shares	2,562
149,236

Securities available for sale:
Government securities	159,178
Private securities	5,769
Shares	493
165,440

Securities held until maturity:
Government securities	7,783
Government securities (special cetes)	2,809
10,592

Total	325,268

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	5,168
Government securities	1,200
Total	6,368

Credit balances
Bank securities	3,545
Government securities	103,423
Private securities	2,414
Total	109,382
(103,014)

3. Investment in securities different to government securities

As of December 31st, 2017, the investments in debt securities with the same issuer, are less than 5% of Total Capital of Santander México

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2017, are as follows:

Trading
Swaps
Interest rate	5,346,429
Cross currency	896,310
Equity	1,674

Futures	Buy	Sell

Interest rate	0	5,005
Foreign currency	6,263	0
Index	0	190

Forward contracts

Foreign currency	223,252	8,081
Equity	7,734	7,752

Options	Long	Short

Interest rate	113,946	129,152
Foreign currency	113,264	114,295
Index	11,297	9,456
Equity	93	93

Total trading derivatives	6,720,262	274,024

Hedging
Cash flow
Interest rate swaps	4,700
Cross currency swaps	41,932
Foreign Exchange Forwards	53,823

Fair value
Interest rate swaps	2,139
Cross currency swaps	24,680

Total hedging derivatives	127,274

Total derivative financial instruments	6,847,536	274,024

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31st, 2017, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	252,163	52,342	0	3,940	896	309,341
Financial entities	15,087	1,462	0	1	0	16,550
Government entities	39,760	9,526	0	0	0	49,286
Commercial loans	307,010	63,330	0	3,941	896	375,177
Consumer loans	102,070	0	0	0	0	102,070
Media and residential	106,656	756	2,871	0	0	110,283
Of social interest	93	0	0	0	0	93
Credits acquired from INFONAVIT or FOVISSSTE	14,576	0	0	0	0	14,576
Mortgage loans	121,325	756	2,871	0	0	124,952
Total performing loan portfolio	530,405	64,086	2,871	3,941	896	602,199

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6. Non-performing loan portfolio
Amount

Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	3,144	2,194	0	0	5,338
Commercial loans	3,144	2,194	0	0	5,338
Consumer loans	4,794	0	0	0	4,794
Media and residential	4,177	74	511	0	4,762
Of social interest	18	0	0	0	18
Credits acquired from INFONAVIT or FOVISSSTE	760	0	0	0	760
Mortgage loans	4,955	74	511	0	5,540
Total performing loan portfolio	12,893	2,268	511	0	15,672

The analysis of movements in non-performing loans from January 1st to December 31st, 2017, is as follows:

Balance as of January 1st, 2017		14,683

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		32,585

Collections
Cash	(2,2779)
Transfer to performing loan portfolio	(7,367)
Proceeds from foreclosure proceedings	(352)

Write-offs		(21,097)

Balance as of December 31st, 2017		15,672

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to December 31st, 2017, is as follows:

Balance as of January 1st, 2017	19,912

Allowance for loan losses	21,409
Recoveries credited in results from retained earnings	(19)
Write-offs	(21,097)
Charge to capital due to methodology change (financial entities loans)	(162)
Foreign exchange result	8
Balance as of December 31st 2017	20,051

The table below presents a summary of write-offs by type of product as of December 31st, 2017:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,231	57	1,288	26
Mortgage loans	583	28	611	12
Credit card loans	1,716	37	1,753	35
Consumer loans	1,341	28	1,369	27
Total	4,871	150	5,021	100

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Second quarter
Commercial loans	1,083	385	1,468	30
Mortgage loans	275	22	297	6
Credit card loans	1,711	100	1,811	37
Consumer loans	1,228	76	1,304	27
Total	4,297	583	4,880	100

Third quarter
Commercial loans	1,229	527	1,756	33
Mortgage loans	120	21	141	3
Credit card loans	1,835	87	1,922	37
Consumer loans	1,346	87	1,433	27
Total	4,530	722	5,252	100

Fourth quarter
Commercial loans	2,028	301	2,329	39
Mortgage loans	159	23	182	3
Credit card loans	1,915	44	1,959	33
Consumer loans	1,404	70	1,474	25
Total	5,506	438	5,944	100

Accumulated 2017
Commercial loans	5,571	1,270	6,841	32
Mortgage loans	1,137	94	1,231	6
Credit card loans	7,177	268	7,445	35
Consumer loans	5,319	261	5,580	26
Total	19,204	1,893	21,097	100

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.2,975 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	2,975

Total securities held to maturity (no reserve)	2,975

Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	2,809

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet as of December 31st, 2017, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	104.45	1,333
B4-270701	423-2	15,292,752	01-jul-27	104.45	1,598
B4-220804	431-2	440,294	04-aug-22	95.63	42
BC-220804	431-2	71,442	04-aug-22	33.10	2
					2,975

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10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2017, is as follow:
	Pesos	USD
Average balance	306,784	60,563
Interest	8,837	52
Rate	2.88%	0.09%

11. Bank and other loans

As of December 31st, 2017, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in pesos

Call money	1,029	7.07%	From 1 to 2 days
Local bank loans	1,500	7.57%	Up to 2 years
Public fiduciary funds	11,066	7.44%	From 1 day to 13 years
Development banking institutions	22,698	7.69%	From 1 day to 20 years
Total	36,293

Loans in foreign currency

Foreign bank loans	1,990	2.52%	From 1 day to 3 years
Call money	194	1.10%	From 1 to 2 days
Public fiduciary funds	1,140	2.34%	From 2 days to 7 years
Development banking institutions	197	5.61%	From 6 days to 3 months
Total	3,521

Total loans	39,814
Accrued interests	241

Total bank and other loans	40,055

12. Current and deferred taxes

Current taxes are composed as follows as of December 31st, 2017

Income taxes	3,290
Deferred taxes	235	(1)
Total Bank	3,525
Current and-deferred taxes from other subsidiaries	881
Total Financial Group	4,406

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(1) Deferred taxes are composed as follows:

Global provision	58
Fixed assets and deferred charges	(94)
Net effect from financial instruments	898
Accrued liabilities	(569)
Others	(58)
Total Bank	235
Allowance for loan losses of subsidiaries, net	(18)
Others, subsidiaries	(113)
Deferred income tax (net), Financial Group	104

As of December 31st, 2017, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	8,963
Other	11,133
Total deferred income tax (net)	20,096
Deferred taxes registered in balance sheet accounts	20,096
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of December 31st, 2017, the deferred Employee profit sharing “EPS” is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,237
Fixed assets and deferred charges	778
Accrued liabilities	453
Capital losses carryforward	896
Commissions and interests early collected	152
Foreclosed assets	78
Labor provisions	191
Derivative financial transactions of exchange rate	112
Net effect from financial instruments	113
Deferred EPS asset:	4,010

Deferred EPS liability:

Advance prepayments	(113)
Others	(38)
Deferred EPS liability	(151)

Less - Reserve	0
Deferred EPS asset (net)	3,859

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14. Capitalization Ratio

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	55,165
3	Other elements of other comprehensive income (and other reserves)	26,163
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	116,126
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	5,151
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	5
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	37
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,840
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	24,902
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	23,541
F	of which: investments in risk capital	0

71

G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,011
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	350
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	36,670
29	Level 1 Common Capital (CET1)	79,455
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,812
31	of which: Qualify as capital under the applicable accounting criteria	9,812
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,812
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,812
45	Level 1 capital (T1 = CET1 + AT1)	89,267
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,054
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	51
51	Level 2 capital before regulation adjustments	26,105
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital

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53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	26,105
59	Total stock (TC = T1 + T2)	115,372
60	Total Risk Weighted Assets	733,036
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	10.84%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.18%
63	Total capital (as percentage of assets weighted by total risks)	15.73%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	14.54%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	3.84%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,735
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1th, 2018 and January 1th, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination

73

83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

75

21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.

76

P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.

77

56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.

78

83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,300,810
BG1	Funds Available	87,391
BG2	Margin accounts	1,361
BG3	Investment in securities	325,119
BG4	Debtors under sale and repurchase agreements	5,167
BG5	Securities loans)	0
BG6	Derivatives	181,667
BG7	Valuation adjustment for hedged financial assets	-36
BG8	Total loan portfolio	560,773
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	85,388
BG11	Foreclosed assets (net	309
BG12	Property, furniture and fixtures (net)	6,495
BG13	Long-term investment in shares	25,345
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	14,261
BG16	Other assets (net)	7,569
	Liabilities	1,184,675
BG17	Deposits	693,528
BG18	Bank and other loans	18,467
BG19	Creditors under sale and repurchase agreements	110,190
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	21,132
BG22	Derivatives	184,461
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	120,992
BG26	Subordinated debentures outstanding	35,865
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	39
	Shareholders' Equity	116,135
BG29	Paid-in capital	34,798
BG30	Other capital	81,338

79

	Memorandum accounts	5,028,758
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	62
BG33	Credit commitments	132,173
BG34	Assets in trust or mandate	161,264
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,219,618
BG37	Collateral received by the entity	76,314
BG38	Collateral received and sold or pledged as guarantee	46,221
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	394
BG41	Other accounts	1,392,711

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
Asset
1	Goodwill	8	1,735	BG16= 7,569 Minus: deferred charges and advance payments 1,011; intangibles 5,151; advance payments that are computed as risk assets 321; other assets are computed as risk assets 649
2	Intangible assets	9	5,151	BG16= 7,569 Minus: deferred charges and advance payments 1,011; intangibles 1,735; advance payments that are computed as risk assets 321; other assets that are computed as risk assets 649
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0

80

6	Investment in own-equity securities	16	5	BG3= 325,119 Minus: Reciprocal investments in common capital of financial entities 37; Investments in securities computed as risk assets 325,077
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	37	BG3= 325,119 Minus: Investment in own-equity securities 5; Investments in securities computed as risk assets 325,077
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,840	BG15= 14,261 Minus: Amount computed as risk asset 9,421
13	Reserves recognized as complementary capital	50	51	BG8= Total loan portfolio 560,773
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 25,345 Minus: Investments in subsidiaries 23,541; Investments in clearing houses 350; Investments in associated companies 108; Other investments that are computed as risk assets 1,346
16	Investments in associated companies	26 - E	23,541	BG13= 25,345 Minus: Investments in clearing houses 350; Investments in associated companies 108; Other investments that are computed as risk assets 1,346
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,011	BG16= 7,569 Minus: intangible assets 6,886; others assets that are computed as risk assets 321; other assets are computed as risk assets 649
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	350	BG13= 25,345 Minus: Investments in subsidiaries 23,541; Investments in associated companies 108; other investments that are computed as risk assets 1,346

81

Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Retained earnings	2	55,165	BG30= 81,338 Minus: other items of earned capital 26,163, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	26,163	BG30= 81,338 Minus: Retained earnings 55,165,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,812	BG26= 35,865 More: Subordinated debt instruments non-convertible 26,054
39	Paid-in capital that meets with Exhibit 1-S	46	26,054	BG26= 35,865 More: Subordinated debt instruments convertible 9,812
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0

82

47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).

83

26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	74,445	5,956
Transactions with debt instruments in national currency with surtax and reviewable rate	2,178	174
Transactions in national currency with real rate or denominated in UDIs	6,057	485
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,421	914
Positions in UDIs or with yield referred to INPC	14	1
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	454	36
Transactions in foreign currency with nominal rate	38,459	3,077
Positions in foreign currency or with yield indexed to the exchange rate	3,984	319
Positions in shares or with yield indexed to the price of one share or set of shares	1,155	92
Positions in commodities
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

84

Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	153	12
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	34,488	2,759
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,441	115
Group III (weighted at 11.5%)	1,642	131
Group III (weighted at 20%)	14,368	1,149
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	34	3
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	22,759	1,821
Group III (weighted at 57.5%)	581	47
Group III (weighted at 60%)	16	1
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	6,216	497
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	6,400	512
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	3,215	257
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	1,312	105
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	28,332	2,267
Group VI (weighted at 75%)	14,327	1,146
Group VI (weighted at 100%)	48,901	3,912
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	10,645	852
Group VII-A (weighted at 23%)	20	2
Group VII-A (weighted at 50%)	5,999	480
Group VII-A (weighted at 57.5%)	0	0

85

Group VII-A (weighted at 100%)	147,988	15,367
Group VII-A (weighted at 115%)	23,960	1,917
Group VII-A (weighted at 120%)	38	3
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1,868	149
Group VII-A (weighted at 172.5%)	333	27
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,217	97
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	29,496	2,360
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	4,536	363
Group VIII (weighted at 150%)	3,231	258
Group IX (weighted at 100%)	86,413	2,125
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	0	96
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	18,099	2,613
Credit Valuation Adjustment on Derivative Operations	35,397	2,832
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	41,444	3,315

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		44,850

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Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,511.71
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.15
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos

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10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAB99	05969B AB9
		Reg S	USP1507SAD91	P1507S AD9
3	Governing Law	The Capital Notes and their corresponding Indenture are governed by, and construed in accordance with, the law of the State of New York. Whether a Trigger Event (leading to a Write-Down) or a Mexican Regulatory Event (leading to a Suspension Period) has occurred is based upon a determination by the applicable Mexican regulator, in accordance with Mexican law (as amended from time to time). Whether a Withholding Tax Event or a Tax Event has occurred is based upon a determination in accordance with Mexican law (or other applicable law in the case of a Withholding Tax Event involving a jurisdiction other than Mexico), as amended from time to time, evidenced by an opinion of a nationally recognized law firm and, if required, a certification by the Issuer. Whether a Capital Event has occurred is determined by the Issuer in accordance with Mexican law (as amended from time to time). The ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican law (as amended from time to time). The Issuer will waive any rights it may have under the law of the State of New York not to give effect to any such determination to the fullest extent permitted by applicable law. Any proceedings in respect of the Issuer’s concurso mercantil or bankruptcy will be conducted in accordance with the Mexican Bankruptcy Law, and any merger or consolidation shall be subject to applicable approvals under the Mexican Banking Law and any other applicable Mexican laws, as amended from time to time.

88

Regulatory Treatment
4	Capital category the Capital Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Capital Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Capital Notes.
8	Amount acknowledged as regulatory capital	$23,902,131,488.00
9	Instrument's Face Value	$26,561,770,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	December 27, 2013.
12	Type of Expiration	Expiration Date.
13	Expiration Date	January 30, 2024.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	Optional Redemption Date	January 30, 2019.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

89

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Event or a Special Event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Capital Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Capital Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Capital Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Capital Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Capital Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, (ii) both (A) the CNBV notifies Banco Santander Mexico that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (y Banco Santander Mexico’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander Mexico’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander Mexico has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental

90

authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies Banco Santander Mexico of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license for the Issuer’s failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander Mexico.
32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes constitute subordinated indebtedness, and (i) will be subordinated and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	N.A. This is a private instrument that is not registered nor listed.
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.

91

Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,831,450,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

92

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.

93

26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table V.2

Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.

94

5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

95

LEVERAGE RATIO

Integration of the main sources of leverage
	Item	Dec 2017
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,113,975
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(36,670)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,077,305
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	52,050
5	Add-on amounts for PFE associated with all derivatives transactions	52,450
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	104,500
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	51,401
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(46,233)
14	CCR exposure for SFT assets	524
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	5,691
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	132,235
18	(Adjustments for conversion to credit equivalent amounts)	(49,725)
19	Off-balance sheet items (sum of lines 17 and 18)	82,510
Capital and total exposures
20	Tier 1 capital	89,267
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,270,006
Leverage ratio
22	Basel III leverage ratio	7.03%

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Table II.1
Comparison total assets and assets adjusted

	Item	Dec 17
1	Total consolidated assets as per published financial statements	1,300,810
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(36,670)
4	Adjustments for derivative financial instruments	(77,167)
5	Adjustment for securities financing transactions	524
6	Adjustment for off-balance sheet items	82,510
7	Other adjustments	0
	Leverage ratio exposure	1,270,006

Table III.1
Conciliation of total assets and exposure in the balance

	Item	Dec 17
1	Total consolidated assets as per published financial statements	1,300,810
2	operative derivative financial instruments	(181,667)
3	operative securities financing transactions	(5,167)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,113,975

Table IV.1
Variation of the elements

	Sep 2017	Dec 2017
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	90,730	89,267	(2)
Adjusted assets	1,188,686	1,270,006	7
Leverage ratio	7.63%	7.03%

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of December 31st, 2017, is provided:

- As of December 31st, 2017 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.48,729 million representing the 54.59% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

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With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99
Casa de Bolsa Santander, S.A. de C.V.	99.97

20. Internal Control

The activities of Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Department, Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology, Operations and Human Resources

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▪	Deputy General of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction Network Commercial

➢	Deputy General Direction of New Business

➢	Deputy General Direction of Strategy of Business

➢	Executive Direction of Commercial Planning

➢	Executive Direction of Transformation Commercial and Innovation

➢	Executive Direction of Strategy Clients

➢	Executive Direction of Digital Banking

➢	Deputy General Direction of Digital Factory

▪	Deputy General Direction of intervention and Management Control

▪	Deputy General Direction of Technology, Operations and Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Chief Financial Officer

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Deputy General Direction of Global Corporate Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Internal Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

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Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	17,710

Temporary differences in classification of hedging instruments	(148)	(a)

Income and expenses from the Headquarter	574	(b)

Other differences	1,110

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	19,246

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.

(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	513
Derivatives (asset)	73,608
Performing loan portfolio	6,710
Other receivables, (net)	1,780

Payable
Time deposits	2,073
Demand deposits	1,388
Credit instruments issued	1,197
Creditors under sale and repurchase agreements	1,656
Derivatives (liability)	43,927
Other payables	33,544
Subordinated debentures	30,411

Revenues
Interest	180
Commissions and fee income	5,831
Net gain (loss) on financial assets and liabilities	(5,067)

Expenses
Interest	1,550
Administrative expenses	688
Technical assistance	2,085

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23. Interests on loan portfolio
As of December 31st, 2017, the consolidated statement of i includes in the item "Interest income " Ps.70,687 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of fourth quarter of 2017 (unaudited) amounted to:

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Bank and Brokerage
	VaR (Thousands of pesos)%
Trading Desks	128,595.58	0.11
Market Making	134,309.53	0.12
Proprietary Trading	16,562.51	0.01

Risk factor	128,595.58	0.11
Interest rate	125,194.14	0.11
Foreign exchange	25,343.92	0.02
Equity	5,074.51	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2017 (unaudited) amounted to:

Bank and Brokerage
	VaR (Thousands of pesos)%
Trading Desks	114,720.57	0.10
Market Making	117,698.62	0.10
Proprietary Trading	27,016.71	0.02

Risk factor	114,720.57	0.10
Interest rate	129,389.74	0.11
Foreign exchange	43,670.77	0.04
Equity	5,836.34	0.01
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Oct-17	Nov-17	Dec-17	Average	Oct-17	Nov-17	Dec-17	Average
Balance MXN GAP	33%	37%	49%	40%	51%	50%	44%	48%
Scenario	(100) bps	(100) bps	(100) bps	N/A	100 bps	100 bps	100 bps	N/A
Balance USD GAP	67%	62%	66%	65%	24%	17%	26%	22%
Scenario	(100) bps	(100) bps	(100) bps	N/A	(100) bps	(50) bps	(50) bps	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third of 2017:

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bps	(739)	(541)	(197)	100 bps	(2,326)	266	(2,593)
Balance USD GAP	(100) bps	(261)	231	(493)	(50) bps	(335)	(673)	338

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	203,615	40,502	112,843	11,895	32,613	38,345	29,174	26,833	219,577	(308,166)
Non Derivative	188,606	40,522	110,373	11,201	32,017	38,228	28,747	26,661	208,064	(307,208)
Derivatives	15,009	(21)	2,470	694	596	117	428	172	11,513	(959)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

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Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

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For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the fourth quarter of 2017:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-17	Nov-17	Dec-17	Average
Sovereign Risk, Development Banking and Financial Institutions	17,826.18	18,970.33	18,517.14	18,437.88
Corporates	1,060.23	1,121.70	974.38	1,052.10
Companies	124.01	146.88	120.62	130.50

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the fourth of 2017, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the Fourth Quarter of 2017
Interest Rate Derivatives	16,463.37
Exchange Rate Derivatives	40,538.25
Bonds Derivatives	0
Equity Derivatives	497.53
Total	57,499.15

The Expected Loss of Grupo Financiero Santander at the end of the for third quarter of 2017, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the fourth quarter of 2017 are:

Expected Loss
Millions of U.S.Dollars
Segment	Oct-17	Nov-17	dec-17	Average
Sovereign Risk, Development Banking and Financial Institutions	18.11	18.29	18.11	18.17
Corporates	2.20	2.34	2.06	2.20
Companies	1.40	1.54	2.74	1.89

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the fourth quarter of 2017:

Cash collateral	92.80%
Collateral refer to bonds issued by the Mexican Federal Government	7.20%

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In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

Risk appetite, defined as the level of risk that the Bank is willing to accept

Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Santander Mexico had a monthly average loss of Ps.73.2 million pesos for Operational Risk overall the quarter.

Since December 2016, Santander applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

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Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee. Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee. Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a fourth party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body

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responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the fourth quarter of 2017, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge,

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requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
Millions of Pesos as of December 31st, 2017

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	231,334	273	2,199
Forwards	Equity	Trading	15,486	1	(69)

Futures	Foreign Currency	Trading	6,263	0	(184)
Futures	Market Index	Trading	190	0	66
Futures	Interest Rate	Trading	5,005	0	(6)
Futures	Equity	Trading	0	0	(5)

Options	Equity	Trading	214	(28)	(28)
Options	Foreign Currency	Trading	227,560	92	880
Options	Market Index	Trading	20,725	274	373
Options	Interest Rate	Trading	243,098	(169)	(164)

Swaps	Cross Currency	Trading	896,310	(5,219)	(4,135)
Swaps	Interest Rate	Trading	5,346,429	(2,330)	(1,802)
Swaps	Equity	Trading	1,674	267	103

Forwards	Foreign Currency	Hedging	53,823	1,669	2,504

Swaps	Cross Currency	Hedging	66,611	2,226	4,015
Swaps	Interest Rate	Hedging	6,839	150	(34)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2017, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2017, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	447	27
Equity Forward	10	10
OTCEquity	248	0
OTCFx	1,832	0
Swaptions	1	0
Fx Forward	746	21
IRS	1,208	801
CCS	92	43

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2017, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

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Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2017:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	1.54	10.09

Vega Risk factor
	EQ	FX	IR
Total	1.67	2.09	(1.39)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.32)	10.06

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

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The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and Exchange rate (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were increased by 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were increased by 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2017:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	0.31
Remote scenario	281
Possible scenario	22

25. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the fourth quarter of 2017 the weighted average CCL for the Bank is 176.14%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

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Million pesos		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	Not applicable	116,150
CASH OUTFLOWS
2	Unsecured retail financing	195,348	11,094
3	Stable funding	168,816	8,441
4	Less stable funding	26,532	2,653
5	Unsecured wholesale funding	364,977	131,067
6	Operational deposits	253,500	59,254
7	Non-operational deposits	96,397	56,732
8	Unsecured debt	15,081	15,081
9	Secured wholesale funding	Not applicable	933
10	Additional requirements:	196,418	45,941
11	Outflows related to derivatives exposures and other collateral requirements	66,691	37,712
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	129,727	8,229
14	Other contractual funding obligations	77,777	490
15	Other contingent funding obligations	4,214	4,214
16	TOTAL CASH OUT	Not applicable	193,739
CASH INFLOWS
17	Cash inflows secured transactions	41,516	5,366
18	Cash inflows from operations unsecured	125,949	105,594
19	Other cash inflows	18,905	18,905
20	TOTAL CASH INFLOWS	186,370	129,866
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	Not applicable	116,150
22	TOTAL NET CASH OUT	Not applicable	68,341
23	LIQUIDITY COVERAGE RATIO	Not applicable	176.14%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was an increase in commercial gap, as well as a wholesale funds and credit portfolio mix improvement (stable funding), supported by a change in cash inflows instead of liquid assets.

c)	Changes of major components within the quarter report.

•	During the quarter, there was an increase in commercial gap, as well as a wholesale funds and credit portfolio mix improvement (stable funding), supported by a change in cash inflows instead of liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

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f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q17, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

29/09/2017	Term	Amount
Million pesos
Consolidated	90 days	Ps.106,095
Local Currency	90 days	6,458
Foreign Currency	30 days	111,608

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 29th, 2017. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

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	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Money Market	84,720	55,916	0	0	10	39	19	0	28,737
Loans	758,733	55,292	68,172	78,182	97,025	229,794	98,612	133,514	(1,858)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	(73)	0	0	0	0	0	0	0	(73)
Securities	299,415	258,839	122	181	369	1,467	2,798	11,531	24,107
Permanent	10,115	0	0	0	0	0	0	0	10,115
Other Balance Sheet Assets	2,196,831	0	0	0	0	0	0	0	2,196,831
Total Balance Sheet Assets	3,349,741	370,047	68,295	78,363	97,404	231,300	101,429	145,045	2,257,858
Money Market	(130,115)	(38,230)	(664)	0	0	0	0	0	(91,221)
Deposits	(589,298)	(247,067)	(42,397)	(35,102)	(53,029)	(116,466)	(49,975)	(45,262)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(176,891)	(2,589)	(13,514)	(13,667)	(13,982)	(46,872)	(33,617)	(21,152)	(31,498)
Equity	(117,267)	0	0	0	0	0	0	0	(117,267)
Other Balance Sheet Liabilities	(2,201,678)	0	0	0	0	0	0	0	(2,201,678)
Total Balance Sheet Liabilities	(3,215,249)	(287,886)	(56,574)	(48,769)	(67,012)	(163,338)	(83,592)	(66,414)	(2,441,664)
Total Balance Sheet Gap	134,492	82,161	11,720	29,594	30,392	67,961	17,837	78,631	(183,806)
Total Off-Balance Sheet Gap	(18,765)	3,480	17,773	27,504	(32,941)	6,942	595	3,686	(45,804)
Total Structural Gap		94,501	29,383	55,270	(7,685)	73,149	15,594	82,317	(226,698)
Accumulated Gap		177,639	123,883	179,153	352,929	244,618	260,212	342,529	115,830

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

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Item 2

Santander

4Q and Full-Year 2017

Earnings Presentation

Santander

BSMX

BSMX LISTED NYSE

4Q and Full - Year 2017 Earnings Presentation

2 Earnings Presentation 4Q and Full - Year 2017 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke Grupo Financiero Santander México’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México’s banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 4Q and Full - Year 2017 Short term impact of our investment plan ▪ Efficiency ratio 1 44.06% +369 bps 42.27% +59 bps ▪ ROAE 2 15.97% - 33 bps 15.66% +156 bps Total loans up 4.5% YoY maintaining focus on profitability ▪ High - Margin segment growth +8.2% YoY ▪ Low - Margin segment growth +0.3% YoY Sound asset quality ▪ NPL ratio 2.54% +6 bps ▪ Cost of risk 3.59% +24 bps 3.54% +23 bps Deposit growth of 9.1% YoY ▪ Individual demand deposits +11.9% YoY ▪ Individual term deposits +37.6% YoY Source: Company filings CNBV GAAP Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex (net of allowa nce s) (4Q17*4) Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex (net of allo wances) (12M17) 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q16;4Q17) Year to date = Annualized cumulative net incomer as a percentage of average equity (4Q16;4Q17) Closing the First Year of Our Investment Plan 4Q17 YoY Var 12M17 YoY Var Santander México completes corporate reorganization ▪ Merger effective with Banco Santander México as surviving and listed entity ▪ Banco Santander México ticker change from “SANMEX” to “BSMX” on BMV

4

Deceleration in Industry Loan Growth while Deposits Maintain Momentum

Total Loans

YoY Growth
4,339
4,354
4,462
4,578
4,658
12.9%
12.0%
10.3%
9.8%
8.9%
4Q16
1Q17
2Q17
3Q17
Nov'17

Total Deposits

YoY Growth
4,203
4,246
4,400
4,477
4,588
13.3%
11.4%
10.9%
11.4%
11.9%
4Q16
1Q17
2Q17
3Q17
Nov'17

Consumer[1] (YoY Growth)

12.4%
11.6%
10.4%
9.0%
8.5%
4Q16
1Q17
2Q17
3Q17
Nov'17

Demand Deposits (YoY Growth)

14.9%
11.7%
10.9%
11.3%
10.6%
4Q16
1Q17
2Q17
3Q17
Nov'17

Earnings Presentation
4Q and Full-Year 2017
Santander

4 Earnings Presentation 4Q and Full - Year 2017 Deceleration in Industry Loan Growth while Deposits Maintain Momentum Total Loans Total Deposits 4,588 4,477 4,400 4,246 4,203 11.9% 3Q17 11.4% 2Q17 11.4% 4Q16 13.3% 10.9% 1Q17 Nov’17 4,658 4,578 4,462 4,3544,339 Nov’17 8.9% 3Q17 9.8% 2Q17 10.3% 1Q17 12.0% 4Q16 12.9% YoY Growth YoY Growth Consumer 1 ( YoY Growth) 3Q17 9.0% 2Q17 10.4% 1Q17 11.6% 4Q16 12.4% Nov’17 8.5% Source: CNBV Banks as of November 2017 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits (YoY Growth) 2Q17 11.3% Nov’17 10.6% 3Q17 10.9% 1Q17 11.7% 4Q16 14.9%

5

Total Loans

+4.5%
591,428
584,711
589,910
613,262
617,871
+0.8%
4Q16
1Q17
2Q17
3Q17
4Q17

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 26%
Credit Cards 9%
Mortgages 21%
Corporates 13%
SMEs 12%
Gov&FinEnt 11%

Earnings Presentation
4Q and Full-Year 2017
Santander

5 Earnings Presentation 4Q and Full - Year 2017 Total Loans Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Individual loans include: mortgages, credit cards and consumer Loan Portfolio Breakdown High - Margin Segments Continue to Perform; Total Loan Growth Still Soft 617,871 613,262 589,910584,711 591,428 4Q16 4Q17 2Q17 3Q17 1Q17 +4.5% +0.8% 4Q17 Var YoY Contribution to: Loans NII Loans High - margin segments: Middle - market 159,096 10.3% 54.7% 69.4% SMEs 71,752 6.1% Credit cards 54,372 5.5% Consumer 52,492 8.2% 337,712 8.2% Low - margin segments: Corporates 83,831 3.8% 45.3% 30.6% Government+Fin. Ent. 65,836 - 5.7% Mortgage 130,492 1.3% 280,159 0.3% Middle - Market 26% Corporates 13% Gov&FinEnt 11% SMEs 12% Mortgages 21% Credit Cards 9% Consumer 8%

6

Individual Loans

4Q16 228,901 → +3.7% → 237,356 4Q17

Mortgages

+1.3%
128,836
127,565
127,380
128,884
130,492
+1.2%
4Q16
1Q17
2Q17
3Q17
4Q17

Credit Cards

+5.5%
51,537
50,845
52,128
53,220
54,372
+2.2%
4Q16
1Q17
2Q17
3Q17
4Q17

Consumer[1]

+8.2%
48,528
49,069
50,869
52,376
52,492
+0.2%
Personal
Payroll
4Q16
1Q17
2Q17
3Q17
4Q17

Notes: 1) Includes personal, payroll and auto loans

Earnings Presentation
4Q and Full-Year 2017
Santander

6 Earnings Presentation 4Q and Full - Year 2017 237,356 228,901 Consumer 1 Credit Cards Mortgages Individual Loans 54,372 53,220 52,128 50,845 51,537 4Q16 +5.5% 1Q17 4Q17 3Q17 2Q17 +2.2% 3Q17 +1.2% 4Q17 +1.3% 130,492 128,836 4Q16 127,565 2Q17 127,380 128,884 1Q17 4Q16 4Q17 +3.7% 1Q17 50,869 2Q17 52,376 49,069 4Q16 48,528 4Q17 3Q17 +8.2% 52,492 +0.2% Payroll Personal » Credit card usage up 17%YoY » 3 rd largest market player » Aeromexico co - branded card reached +822 thousand cards, 38% new clients » 3 rd largest market player » Run - off of acquired portfolios impacts overall mortgage loan growth » Mortgage organic growth was +5% » Payroll up 10% YoY above market » +3.0 million Santander Plus clients , 52% new customers » Attracting new payroll leveraging strong position in middle - market and corporates Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of August 2017 Notes: 1) Includes personal, payroll and auto loans Solid Growth in Consumer and Credit Cards; Mortgage Growth Countered by Run - Off of Acquired Portfolios

7

Loyal Customers[1]

+25.2%
1,623
1,670
1,832
1,906
2,031
4Q16
1Q17
2Q17
3Q17
4Q17

Digital Customers

+45.0%
1,370
1,530
1,698
1,821
1,986
4Q16
1Q17
2Q17
3Q17
4Q17

A loyal customer is 4x more profitable

Net New Customers[1]

Inflow[1]
Outflow[1]
Net
-1.8%
2,952
2,898
-48.7%
1,991
1,022
+95.1%
962
1,876
12M16
12M17
12M16
12M17
12M16
12M17

Mobile Customers

+67.3%
901
1,041
1,187
1,327
1,508
4Q16
1Q17
2Q17
3Q17
4Q17

Earnings Presentation
4Q and Full-Year 2017
Santander

7 Earnings Presentation 4Q and Full - Year 2017 Delivering on Our Goal of Enhancing the Quality of Our Retail Franchaise Thousands of customers 1 From January to December of each year / Thousands of customers Figures may vary from previuosly reported due to restatements Digital Customers Loyal Customers 1 Inflow 1 Net New Customers 1 Outflow 1 Net Mobile Customers A loyal customer is 4x more profitable 1,508 1,327 1,187 1,041 901 4Q16 1Q17 +67.3% 2Q17 4Q17 3Q17 1,623 1,906 3Q17 2Q17 2,031 1,832 1Q17 4Q16 1,670 +25.2% 4Q17 1,986 1,821 1,698 1,530 1,370 2Q17 +45.0% 4Q17 3Q17 1Q17 4Q16 2,952 - 1.8% 12M16 2,898 12M17 1,991 - 48.7% 12M16 1,022 12M17 962 +95.1% 12M16 1,876 12M17

8

Commercial Loans

4Q16 362,527 → 5.0% → 380,515 4Q17

SMEs

+6.1%
67,640
68,571
69,614
70,297
71,752
+2.1%
4Q16
1Q17
2Q17
3Q17
4Q17

Middle-Market

10.3%
144,290
145,384
152,303
154,630
159,096
+2.9%
4Q16
1Q17
2Q17
3Q17
4Q17

Corporates

+3.8%
80,788
79,234
76,949
85,954
83,831
-2.5%
4Q16
1Q17
2Q17
3Q17
4Q17

Government & Fin Entities

-5.7%
69,809
64,043
60,667
67,901
65,836
-3.0%
4Q16
1Q17
2Q17
3Q17
4Q17

Earnings Presentation
4Q and Full-Year 2017
Santander

8 Earnings Presentation 4Q and Full - Year 2017 Growing Selectively in Commercial Loans Prioritizing Margins; Corporate and Government Loans Particularly Impacted by Our Profitability Focus SMEs Middle - Market Corporates 10.3% +2.9% 2Q17 159,096 154,630 1Q17 144,290 4Q17 4Q16 152,303 145,384 3Q17 71,752 70,29769,614 68,571 67,640 1Q17 4Q17 +2.1% 4Q16 2Q17 3Q17 +6.1% 83,831 85,954 76,949 79,234 80,788 1Q17 2Q17 4Q16 4Q17 3Q17 +3.8% - 2.5% Commercial Loans 380,515 362,527 4Q16 4Q17 5.0% Government & Fin Entities 65,836 67,901 60,667 64,043 69,809 4Q17 3Q17 4Q16 2Q17 - 3.0% - 5.7% 1Q17 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos

9

Total Deposits

+9.1%
593,485
594,270
617,467
626,376
647,670
+3.4%
Term
Demand
31%
30%
31%
31%
33%
69%
70%
69%
69%
67%
4Q16
1Q17
2Q17
3Q17
4Q17

Demand
+6.8%
406,863
434,337
4Q16
4Q17
Individuals +11.9%
Other +4.7%

Term*
+14.3%
186,622
213,333
4Q16
4Q17

Earnings Presentation
4Q and Full-Year 2017
Santander

9 Earnings Presentation 4Q and Full - Year 2017 Deposit Base Up 9% YoY Supported by Focus on Individuals and SMEs Total Deposits 4Q17 434,337 +6.8% 4Q16 406,863 213,333 186,622 +14.3% 4Q17 4Q16 Demand Term * +3.4% 647,670 +9.1% Demand 67% 69% 3Q17 4Q16 626,376 617,467 31% 1Q17 69% 30% 69% 31% 33% 594,270 70% 593,485 31% 2Q17 4Q17 Term » Total Individuals & SMEs deposits – up 19.3% and 12.6%, respectively » Santander Plus launched in May’16 contributes to boost individual demand deposits through payroll accounts » Higher interest rates favor term deposits growth +11.9% Individuals Other +4.7% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

10

Healthy Liquidity Profile Further Reinforced by Strong Capital Position

Net Loans to Deposits[1]

96.30%
95.04%
92.27%
94.64%
92.30%
4Q16
1Q17
2Q17
3Q17
4Q17

Debt Maturity

10,125
1,298
2,237
6,409
19,663
25,562
3,000
9,831
2018
2019
2020
2021
2022
2024
2026
2029+

CET1 and Capitalization

15.74%
16.73%
16.17%
16.19%
15.73%
Tier 2
AT1
CET1
10.30
11.53
11.37
11.55
10.84
4Q16
1Q17
2Q17
3Q17
4Q17**

Earnings Presentation
4Q and Full-Year 2017
Santander

10 Earnings Presentation 4Q and Full - Year 2017 Healthy Liquidity Profile Further Reinforced by Strong Capital Position 92.27% 92.30% 95.04% 96.30% 4Q16 94.64% 3Q17 4Q17 1Q17 2Q17 » Diversified funding sources and strong maturity profile » Strong net loan to deposit ratio supports growth opportunities » LCR* = 176.14%, well above 80% Banxico regulatory requirements » Tier 1 ratio rose 39 bps to 12.18% Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes: 1) Loans net of allowances divided by total deposits (Demand + Term) 2) Including Additional Tier 1 Capital Notes issued in December 2016 * LCR = Liquidity Coverage Ratio ** 4Q17 is preliminary 9,831 3,000 25,562 19,663 6,409 2,237 1,298 10,125 2029+ 2021 2026 2024 2022 2019 2018 2020 CET1 and Capitalization CET1 AT1 Tier 2 4Q17 ** 16.19% 1Q17 10.84 2Q17 16.73% 3Q17 4Q16 15.74% 16.17% 11.53 15.73% 10.30 11.55 11.37

11 Earnings Presentation 4Q and Full - Year 2017 4.97 +12.8% 48,878 5.43 12M17 12M16 55,116 NII – Up 7% YoY Reflecting Profitability Focus Along with Sustained Growth in High - Margin Loans Net Interest Income and NIM 1 13,871 14,264 13,547 13,434 12,950 5.12 - 2.8% +7.1% 4Q17 5.34 3Q17 5.27 4Q16 5.31 5.81 1Q17 2Q17 » NII grew 7.1% YoY , principally due to: ▪ Strong interest income from: Loan portfolio: +16.3% Investment in securities: +32.7% ▪ Impact from higher interest rates on term deposits and treasury FX strategy » NIM improved 22 bps YoY to 5.34% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized net interest income (4Q17x4) divided by daily average interest earnings assets (4Q17) Year to date = Annualized net interest income (12M17) divided by daily average interest earnings assets (12M17)

12 Earnings Presentation 4Q and Full - Year 2017 Pick Up in Credit Cards and Cash Management Net Fees; Investment Banking Reflects Soft Industry Deal - Flow Net Commissions and Fees 4,109 4,035 4,101 3,9263,917 +1.8% +4.9% 4Q16 2Q17 1Q17 4Q17 3Q17 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from : collections and payments , account management , cheques, foreign trade and others 15,247 12M16 +6.1% 12M17 16,171 28% 25% 25% 10% 6% 6% Cash Management* Credit Cards Insurance Investment Funds Financial advisory services Purchase-sale of securities and money market transactions Var YoY Var YoY 4Q16 3Q17 4Q17 $$ % 12M16 12M17 $$ % Cash Management* 1,114 1,031 1,170 56 5.0% 4,314 4,385 71 1.6% Credit Cards 747 985 1,028 281 37.6% 3,133 3,725 592 18.9% Insurance 1,009 1,067 1,013 4 0.4% 4,197 4,228 31 0.7% Investment Funds 437 394 401 - 36 - 8.2% 1,642 1,590 - 52 - 3.2% Financial advisory services 444 372 243 - 201 - 45.3% 1,195 1,341 146 12.2% Purchase - sale of securities and money market transactions 166 186 254 88 53.0% 766 902 136 17.8% Net commisions and fees 3,917 4,035 4,109 192 4.9% 15,247 16,171 924 6.1%

13

Gross Operating Income*

+3.6%
17,976
18,400
18,737
18,599
18,632
+0.2%
4Q16
1Q17
2Q17
3Q17
4Q17
+10.6%
67,252
74,368
12M16
12M17

4%
22%
74%
Net Interest Income
Net Commissions and Fees
Market related revenue

Earnings Presentation
4Q and Full-Year 2017
Santander

13 Earnings Presentation 4Q and Full - Year 2017 Growth in Core Revenues Affected by Difficult Comps in Trading Gains 18,63218,599 18,737 18,400 17,976 +3.6% +0.2% 1Q17 4Q16 4Q17 3Q17 2Q17 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income Gross Operating Income* 12M16 67,252 +10.6% 12M17 74,368 Var YoY Var YoY 4Q16 3Q17 4Q17 Var $$ Var % 12M16 12M17 Var $$ Var % Net Interest Income 12,950 14,264 13,871 921 7.1% 48,878 55,116 6,238 12.8% Net Commissions and Fees 3,917 4,035 4,109 192 4.9% 15,247 16,171 924 6.1% Market related revenue 1,109 300 652 - 457 - 41.2% 3,127 3,081 - 46 - 1.5% Gross Operating Income* 17,976 18,599 18,632 656 3.6% 67,252 74,368 7,116 10.6% 74% 22% 4% Net Interest Income Net Commissions and Fees Market related revenue

14

Loan Loss Reserves (LLR)

+13.9%
+13.4%
4,768
5,134
5,241
5,603
5,431
-3.1%
18,877
21,409
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Cost of Risk[1]

+24bps
+23bps
3.35%
3.49%
3.55%
3.72%
3.59%
-13bps
3.31%
3.54%
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

* Commercial NPLs reflect the exposure to homebuilders

Earnings Presentation
4Q and Full-Year 2017
Santander

14 Earnings Presentation 4Q and Full - Year 2017 Cost of Risk 1 Loan Loss Reserves (LLR) 3.35% 4Q16 3.49% +24 bps - 13bps 1Q17 2Q17 4Q17 3.59% 3Q17 3.55% 3.72% 5,431 5,603 5,241 5,134 4,768 +13.9% 4Q16 4Q17 - 3.1% 3Q17 1Q17 2Q17 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized loan loss reserves (4Q17x4) divided by average loans (4Q16,4Q17) Year to date = Annualized loan loss reserves (12M17) divided by average loans (4Q16,4Q17) * Commercial loans include: mid - market , smes , corporates , financial institutios and government * Commercial NPLs reflect the exposure to homebuilders Healthy Asset Quality with Sequential Improvement in LLR and Cost of Risk 12M17 12M16 +13.4% 21,409 18,877 12M16 3.31% +23 bps 12M17 3.54% NPLs 4Q16 3Q17 4Q17 Var YoY (bps) Var QoQ (bps) Consumer 3.98% 4.28% 4.49% 51 21 Credit Card 4.22% 4.71% 4.86% 64 15 Other consumer 3.73% 3.84% 4.10% 37 26 Mortgages 4.19% 4.00% 4.25% 6 25 Commercial* 1.46% 1.11% 1.40% - 6 29 SMEs 2.10% 2.23% 2.52% 42 29 Total Loans 2.48% 2.26% 2.54% 6 28

15

Administrative & Promotional Expenses

+15.4%
+12.9%
7,283
7,481
7,951
8,039
8,402
+4.5%
28,235
31,873
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Efficiency[1]

+369bps
+59bps
40.37%
40.62%
41.67%
42.69%
44.06%
+137bps
41.68%
42.27%
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Expenses Breakdown & Performance

Earnings Presentation
4Q and Full-Year 2017

15 Earnings Presentation 4Q and Full - Year 2017 +59 bps 42.27% 12M17 41.68% 12M16 Progress on Investment Plan Execution Impacts Efficiency in the Short Term Expenses Breakdown & Performance Administrative & Promotional Expenses Efficiency 1 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized opex (4Q17x4) divided by annualized income before opex (net of allowances) (4Q17x4) Year to date = Annualized opex (12M17) divided by annualized income before opex (net of allowances) (12M17) 8,402 8,039 7,951 7,481 7,283 +15.4% +4.5% 4Q17 3Q17 4Q16 1Q17 2Q17 +369 bps 4Q17 +137bps 42.69% 41.67% 1Q17 40.62% 4Q16 2Q17 44.06% 40.37% 3Q17 28,235 12M17 +12.9% 12M16 31,873 Var YoY Var YoY 4Q16 3Q17 4Q17 $$ % 12M16 12M17 $$ % Personnel 3,075 3,502 4,094 1,019 33.1% 12,616 14,352 1,736 13.8% Admin expenses 3,014 3,200 2,878 - 136 - 4.5% 10,930 12,094 1,164 10.6% IPAB 713 705 747 34 4.8% 2,631 2,894 263 10.0% Dep and amort. 481 632 683 202 42.0% 2,058 2,533 475 23.1% Admin & prom expenses 7,283 8,039 8,402 1,119 15.4% 28,235 31,873 3,638 12.9% Admin & prom expenses (ex IPAB) 6,570 7,334 7,655 1,085 16.5% 25,604 28,979 3,375 13.2%

16

Net Income

-0.6%
4,542
4,520
4,609
4,066
4,515
+11.0%
+12.7%
15,715
17,710
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

ROAE[1]

-33bps
16.30%
16.14%
16.44%
14.22%
15.97%
175bps
+156bps
14.10%
15.66%
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Effective Tax Rate

-1,045bps
24.20%
22.12%
21.71%
21.66%
13.75%
-791bps
-388bps
23.80%
19.92%
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Profit before Taxes

-12.6%
5,991
5,804
5,887
5,190
5,235
+0.9%
+7.2%
20,624
22,116
4Q16
1Q17
2Q17
3Q17
4Q17
12M16
12M17

Earnings Presentation
4Q and Full-Year 2017
Santander

16 Earnings Presentation 4Q and Full - Year 2017 Effective Tax Rate Net Income Profit before Taxes Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos 1) Quarterly = Annualized net income (4Q17x4) divided by average equity (4Q16,4Q17) Year to date = Annualized net income (12M17) divided by average equity (4Q16,4Q17) - 33bps 3Q17 14.22% 2Q17 16.44% 1Q17 15.97% 175bps 4Q17 4Q16 16.14% 16.30% 4,515 4,066 4,609 4,5204,542 3Q17 2Q17 +11.0% 1Q17 4Q16 4Q17 - 0.6% 12M16 15,715 +12.7% 12M17 17,710 15.66% 12M17 12M16 +156bps 14.10% ROAE 1 13.75% - 791bps - 1,045bps 4Q17 3Q17 21.66% 2Q17 22.12% 4Q16 21.71% 24.20% 1Q17 19.92% 12M16 23.80% - 388bps 12M17 5,235 5,190 5,887 5,804 5,991 - 12.6% 4Q17 3Q17 2Q17 +0.9% 1Q17 4Q16 12M17 12M16 20,624 +7.2% 22,116 Net Income Relatively Stable YoY in 4Q17 and Up 13% in FY17, Benefited by Lower Effective Tax Rate

17

Santander México 2017 Guidance Review

Metrics	2017 Guidance Target[1]	2017 Results
Total Loans	Δ 7%-9%	Δ 4.5%
Total Deposits	Δ 9%-11%	Δ 9.1%
Cost of Risk	3.4%-3.6%	3.54%
Expenses	Δ 10%-12%*	Δ 13.2%*
Tax Rate	21%-22%	19.9%
Net Income	Δ 17%-20%	Δ 12.7%

Earnings Presentation
4Q and Full-Year 2017
Santander

17 Earnings Presentation 4Q and Full - Year 2017 Santander México 2017 Guidance Review Metrics 2017 Guidance Target 1 1 Revised in 2Q17 * Does not include the deposit insurance fee (or IPAB) ▪ Total Loans ▪ Total Deposits ▪ Cost of Risk ▪ Expenses ▪ Tax Rate ▪ Net Income 2017 Results Δ 7% - 9% Δ 9% - 11% 3.4% - 3.6% Δ 10% - 12%* 21% - 22% Δ 17% - 20% Δ 4.5% Δ 9.1% 3.54% Δ 13.2%* 19.9% Δ 12.7%

18

2018 Guidance

Metrics	2018 Target
Total Loans	Δ 7%-9%
Total Deposits	Δ 9%-11%
Cost of Risk	3.4%-3.6%
Expenses	Δ 12%-14%
Tax Rate	24%-25%
Net Income	Δ 4%-6%

Earnings Presentation
4Q and Full-Year 2017
Santander

18 Earnings Presentation 4Q and Full - Year 2017 2018 Guidance Metrics 2018 Target Δ 7% - 9% Δ 9% - 11% 3.4% - 3.6% Δ 12% - 14% 24% - 25% Δ 4% - 6% ▪ Total Loans ▪ Total Deposits ▪ Cost of Risk ▪ Expenses ▪ Tax Rate ▪ Net Income

19 Earnings Presentation 4Q and Full - Year 2017 Questions and Answers

20

Annexes

Earnings Presentation
4Q and Full-Year 2017
Santander

20 Earnings Presentation 4Q and Full - Year 2017 Annexes

21

Facing Higher Uncertainty and Volatility

GDP (% Growth)

2.7
2.3
2.1
2.1
2.4
2015
2016
2017E
2018E
2019E

Average exchange rate (MxP/USD)

15.9
18.7
18.9
18.7
18.4
2015
2016
2017
2018E
2019E

Inflation (% Annual)

2.1
3.4
6.8
4.0
3.6
2015
2016
2017
2018E
2019E

Central Bank monetary policy (%, end of year)

6.50
6.25
3.25
5.75
7.25
7.25*
6.75*
2015
2016
2017
2018E
2019E

Source: INEGI, Banxico and Santander
*Revised from previous quarter

Earnings Presentation
4Q and Full-Year 2017
Santander

21 Earnings Presentation 4Q and Full - Year 2017 Facing Higher Uncertainty and Volatility 2.3 2.7 2017E 2019E 2018E 2015 2.4 2.1 2016 2.1 7.25 3.25 2017 2015 2019E 2018E 7.25 * 5.75 2016 6.75 * 3.6 4.0 6.8 3.4 2.1 2016 2019E 2015 2017 2018E Source: INEGI, Banxico and Santander * Revised from previous quarter 18.4 18.7 18.9 18.7 15.9 2017 2019E 2016 2015 2018E 6.50 6.25 GDP (% Growth) Average exchange rate ( MxP /USD) Inflation (% Annual ) Central Bank monetary policy (%, end of year )

22 Earnings Presentation 4Q and Full - Year 2017 Consolidated Income Statement 4Q17 3Q17 4Q16 % Change QoQ YoY Interest income 25,397 24,888 21,337 2.0 19.0 Interest expense (11,526) (10,624) (8,387) 8.5 37.4 Financial margin 13,871 14,264 12,950 (2.8) 7.1 Allowance for loan losses (5,431) (5,603) (4,768) (3.1) 13.9 Financial margin after allowance for loan losses 8,440 8,661 8,182 (2.6) 3.2 Commision and fee income 5,637 5,356 5,343 5.2 5.5 Commision and fee expense (1,528) (1,321) (1,426) 15.7 7.2 Net commisions and fees 4,109 4,035 3,917 1.8 4.9 Net gain /(loss) on financial assets and liabilities 652 300 1,109 117.3 (41.2) Othe operating income / (loss) 436 233 66 87.1 560.6 Administrative and promotional expenses (8,402) (8,039) (7,283) 4.5 15.4 Total operating income 5,235 5,190 5,991 0.9 (12.6) Income taxes (720) (1,124) (1,450) (35.9) (50.3) Net income 4,515 4,066 4,542 11.0 (0.6)

23 Earnings Presentation 4Q and Full - Year 2017 Consolidated Balance Sheet 4Q17 3Q17 4Q16 % Change QoQ YoY Cash and due from banks 87,409 92,316 151,249 (5.3) (42.2) Margin accounts 2,708 3,036 3,182 (10.8) (14.9) Investment in securities 325,268 303,118 309,361 7.3 5.1 Debtors under sale and repurchase agreements 6,368 5,535 4,291 15.0 48.4 Derivatives 181,667 138,851 215,080 30.8 (15.5) Valuation adjustment for hedged financial assets (36) 0 (9) n.a. 300.0 Total loan portafolio 617,871 613,262 591,428 0.8 4.5 Allowance for loan losses (20,051) (20,441) (19,912) (1.9) 0.7 Loan portafolio (net) 597,820 592,821 571,516 0.8 4.6 Accrued income receivable from securitization transactions 121 119 116 1.7 4.3 Other receivables (net) 87,722 68,386 86,019 28.3 2.0 Foreclosed assets (net) 472 520 475 (9.2) (0.6) Property, furniture and fixtures (net) 6,506 5,686 5,700 14.4 14.1 Long - term investment in shares 92 91 125 1.1 (26.4) Deferred taxes (net) 20,096 18,006 20,361 11.6 (1.3) Deferred charges, advance payments and intangibles 7,741 7,009 6,398 10.4 21.0 Other assets 221 223 215 (0.9) 2.8 Total assets 1,324,175 1,235,717 1,374,079 7.2 (3.6) Deposits 692,783 670,416 641,288 3.3 8.0 Bank and other loans 40,055 49,510 68,906 (19.1) (41.9) Creditors under sale and repurchase agreements 109,382 120,003 123,385 (8.9) (11.3) Securities loans 1 0 0 n.a. n.a. Collateral sold or pledged as guarantee 21,132 16,767 23,606 26.0 (10.5) Derivatives 184,461 135,138 221,075 36.5 (16.6) Other payables 123,452 91,270 148,333 35.3 (16.8) Subordinated debentures 35,821 32,706 37,525 9.5 (4.5) Deferred revenues 238 487 623 (51.1) (61.8) Total liabilities 1,207,325 1,116,297 1,264,741 8.2 (4.5) Total stockholders ´ equity 116,850 119,420 109,338 (2.2) 6.9

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